

The Bigger Picture

2008 Annual Report

MICROVISION


MICROVISION
The SHOWWX™
Our pocket-sized pico
projector, embedded with
the PicoP® display engine.



On with the SHOW

Today's mobile devices are tiny miracles—with the emphasis on tiny. Their video-playing power is amazing, but constrained by the necessarily small size of their displays. Enter the SHOWWX™, our game-changing, pocket-sized pico projector that connects to mobile devices and projects always-in-focus, DVD-resolution imagery on just about any surface. In 2008, a prototype of the SHOWWX won raves for the size and clarity of its picture. Next steps? Rolling out the SHOWWX for the consumer market as we also work with our OEM partners to embed the PicoP® display engine into their products.

Going inside

In 2008, we readied the SHOWWX for the consumer market. We're also designing our PicoP display engine to be sold to Original Equipment Manufacturers as an embedded component for a wide variety of mobile devices.

Dear Fellow Shareowner,

The year 2008 was a very productive year for Microvision as we continued to execute on our PicoP® commercialization roadmap. We made tremendous progress on our goals to launch our first PicoP display engine enabled accessory projector and accelerate the path to market for new PicoP-enabled applications while carefully managing operating expenses.

We are focused on the big picture. We at Microvision want to fundamentally change how people on the move interact with, view and share information whether at home, in their cars or in public places. Everything we do is intended to be aligned with our vision of creating greater value for our shareholders and customers by shaping positive and unforgettable experiences at every point of contact with our company.

2008 Recap

We made substantial progress on the objectives set early in 2008 in completing multiple customer development, technology, and supply chain milestones that are essential for bringing our first PicoP-enabled consumer product to market. However, 2008 also brought deteriorating economic conditions and longer than expected development and commercialization cycles by some of our key component suppliers—both of which delayed the full achievement of our planned objectives for the year.



Despite these delays, the tireless efforts of the Microvision team and the growing enthusiasm of our OEM and supply chain partners continue to support the level of energy and optimism that have become synonymous with the kind of Microvision that I gave my commitment to build.

"We at Microvision want to fundamentally change how people on the move interact with, view and share information whether at home, in their cars or in public places."

I would like to reflect on some of the key accomplishments achieved by this amazing Microvision team in the past year.

Technology, Supply Chain, Business Development

Technology. We made considerable improvements to the PicoP platform in the areas of image quality, optical engine maturity, overall product size and reliability of our MEMS scanning mirror, resulting in: (i) unmatched small font readability and viewing screen size versus the existing competitive offerings; (ii) a 25 percent reduction in the form factor versus earlier prototypes; and (iii) exceeding drop test performance requirements of the MEMS, one of the most critical components of the PicoP display engine. The company also completed ASIC electronics with world-renowned electronics component manufacturers to enable the initial accessory product launch in 2009.

Supply Chain. We strengthened our supply chain by engaging Asia Optical, one of the world's largest manufacturers of digital cameras, DVD engines, and electronics assemblies, to manufacture the PicoP display engine and first PicoP accessory projector. We actively managed all key component suppliers, and while we received delivery of next-generation green lasers for our customer trial units in September, the green laser suppliers experienced longer than expected development and commercialization cycles for this critical component which forced us to delay our accessory product launch plans.

The PicoP display engine: In 2008, we further advanced the PicoP product miniaturization and power reduction while continuously improving image quality. Whether embedded into consumers' mobility products, vehicle displays, innovative eyewear or other novel product design applications, the PicoP display engine offers customers a new and valuable display capability.

Business Development. We began customer and user trials in late 2008 in order to finalize the accessory product design. The trial units incorporated several important advancements including new-generation green lasers, an improved PicoP display engine and several critical image quality enhancements. The outcome of these initial customer trials and our progress during 2008 culminated in the successful delivery and demonstration of the company's pre-production ultra-miniature plug-and-play accessory pico projector code named SHOWWX™ at the MacWorld Expo, the Consumer Electronics Show (CES), and GSMA Mobile World Congress in early 2009. As a result of these demonstrations, we developed a core funnel of prospective OEM customers which include handset manufacturers and distributors, mobile operators, and large consumer electronics brands and distributors.

We made commercially available the PicoP Evaluation Kits (PEKs) as part of our strategy to increase embedded product opportunities. PEKs are designed to help prospective customers develop their own novel products which we expect will facilitate the creation of a new ecosystem of applications based upon our core technology.

Automotive Display, Wearable Display, Barcode Scanner

In 2008, we supported new business development opportunities for PicoP-enabled automotive and wearable display applications that aligned with our strategic roadmap. We also continued to develop our laser barcode scanner business.

PicoP Automotive Display Applications. We developed PicoHUD, the first head-up display (HUD) demonstrator based on the PicoP display engine. PicoHUD is more than half the size, four times brighter and has almost fifteen times greater contrast compared to existing best-in-class HUD solutions. These compact units are being marketed to global mobility players for aftermarket automotive applications such as navigation and telematics that facilitate improved driver situational awareness. During 2008 we delivered HUD and instrument cluster display (ICD) prototypes to several global automotive Tier 1 integrators for vehicle embedded applications.

"The tireless efforts of the Microvision team and the growing enthusiasm of our OEM and supply chain partners continue to support the level of energy and optimism that have become synonymous with the kind of Microvision that I gave my commitment to build."

PicoP Wearable Displays. We signed contracts with two customers for development of a High Definition (HD) PicoP display engine, totaling $1.5 million. Microvision's HD development program is part of our ongoing strategy to anticipate future market needs and continually improve the PicoP platform. We also delivered on all ongoing eyewear government contracts and received new funding opportunities for 2009.

Barcode Scanner. The barcode scanner segment achieved 25 percent revenue growth over the prior year, but sales were impacted by the deteriorating economy. Our continued focus on product quality resulted in a dramatic improvement in the field return rate to less than 0.5 percent of all units shipped and improved production yield of the ROV™ barcode scanner to greater than 98 percent. The cross-functional product development best practices created through the transformation of the barcode scanner segment in 2007 have been adopted by the PicoP new product development programs.

2009 Priorities

Supported by our strong and growing brand reputation across an emerging marketplace, we expect 2009 to be a pivotal year for us.

Our priorities are crystal clear:

1. Launch the first PicoP-enabled accessory projector and begin to convert strong OEM interest into sustainable, profitable customer relationships.
2. Develop several opportunities for PicoP-embedded applications, including mobile phones for commercialization in 2010.

We have developed a core funnel of prospective OEM customers for the launch of a PicoP-enabled accessory product. We also plan to implement a distribution strategy for a Microvision-branded PicoP accessory product to maximize our go-to-market flexibility.

"We developed a core funnel of prospective OEM customers which include handset manufacturers and distributors, mobile operators, and large consumer electronics brands and distributors."

We have streamlined our 2009 operating plan by consolidating programs and are working to efficiently manage our resources through the economic downturn.

During the past year we have seen tremendous growth in the global demand for pico projectors. We are seeing increasing interest in embedding pico projectors in a growing number of consumer products, including still and video cameras, portable media players and mobile television players. As a result, we have introduced new customer tools such as PEKs to increase the business opportunities in these and other application areas.

The opportunity in front of us is very compelling. We have already welcomed a strategic supply chain partner, Walsin Lihwa, as a new major investor in 2009. Walsin Lihwa's investment and public statements in making the investment are in concert with our belief that we are well positioned to execute on this large and emerging market opportunity. Through hard work and solid execution of our plan, we believe we can increase shareholder value.

On behalf of everyone at Microvision, we look forward to continuing our dialogue with you as we grow our business, take advantage of this unique market opportunity and stay focused on the big picture.

Thank you for your confidence and support.

Sincerely,

Alexander Y. Tokman
President and Chief Executive Officer

July 20, 2009



Selected Financial Data—2008

A summary of selected financial data as of and for the five years ended December 31, 2008 is set forth below. It should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this annual report.

Years ended December 31 (in thousands, except per share data)	2008	2007	2006	2005	2004
Statement of Operations Data					
Revenue	**$ 6,611**	$ 10,484	$ 7,043	$ 14,746	$ 11,418
Net loss available for common shareholders	**(32,620)**	(19,787)	(27,257)	(30,284)	(33,543)
Basic and diluted net loss per share	**(0.53)**	(0.40)	(0.81)	(1.35)	(1.56)
Weighted average shares outstanding, basic and diluted	**61,643**	49,963	33,572	22,498	21,493
Balance Sheet Data					
Cash and cash equivalents	**$ 25,533**	$ 13,399	$ 14,552	$ 6,860	$ 1,268
Investments available-for-sale	**2,705**	22,411	—	—	—
Working capital	**24,347**	30,043	19,160	(4,723)	903
Total assets	**36,964**	45,298	35,325	23,363	25,538
Long-term liabilities	**1,776**	2,201	2,616	4,412	52
Mandatorily redeemable preferred stock	**—**	—	—	4,166	7,647
Total shareholders' equity (deficit)	**27,651**	33,061	21,864	(3,509)	7,190

Statement of Operations data for 2004 includes financial information for our previously consolidated subsidiary Lumera. Lumera was deconsolidated in July 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle, WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Shareholders of Microvision, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, mandatory redeemable convertible preferred stock and shareholders' equity, comprehensive loss and cash flows present fairly, in all material respects, the financial position of Microvision, Inc. at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered

PRICEWATERHOUSECOOPERS

necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Seattle, Washington
March 5, 2009

Microvision, Inc.
Consolidated Balance Sheets (in thousands, except per share information)

	December 31, 2008	December 31, 2007
Assets		
Current assets		
Cash and cash equivalents	$ 25,533	$ 13,399
Investment securities, available-for-sale	2,705	22,411
Accounts receivable, net of allowances of $57 and $123	537	1,885
Costs and estimated earnings in excess of billings on uncompleted contracts	695	443
Inventory	1,525	761
Other current assets	889	1,180
Total current assets	31,884	40,079
Property and equipment, net	3,701	4,047
Restricted investments	1,332	1,125
Other assets	47	47
Total assets	$ 36,964	$ 45,298
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 3,487	$ 2,146
Accrued liabilities	3,545	4,154
Billings in excess of costs and estimated earnings on uncompleted contracts	62	970
Liability associated with common stock warrants	331	2,657
Current portion of capital lease obligations	41	44
Current portion of long-term debt	71	65
Total current liabilities	7,537	10,036
Capital lease obligations, net of current portion	45	88
Long-term debt, net of current portion	322	393
Deferred rent, net of current portion	1,409	1,720
Total liabilities	9,313	12,237
Commitments and contingencies	--	--
Shareholders' Equity		
Common stock, par value $.001; 125,000 shares authorized; 68,080 and 56,730 shares issued and outstanding	68	57
Additonal paid-in capital	319,662	292,374
Accumulated other comprehensive income (loss)	(38)	51
Accumulated deficit	(292,041)	(259,421)
Total shareholders' equity	27,651	33,061
Total liabilities and shareholders' equity	$ 36,964	$ 45,298

The accompanying notes are an integral part of these consolidated financial statements.

Microvision, Inc.
Consolidated Statements of Operations (in thousands, except per share information)

	Years Ended December 31,		
	2008	2007	2006
Contract revenue	$ 4,874	$ 9,010	$ 5,275
Product revenue	1,737	1,474	1,768
Total revenue	6,611	10,484	7,043
Cost of contract revenue	1,708	4,916	3,398
Cost of product revenue	2,143	1,690	4,768
Total cost of revenue	3,851	6,606	8,166
Gross margin	2,760	3,878	(1,123)
Research and development expense	22,575	14,944	10,715
Sales, marketing, general and administrative expense	15,730	15,779	17,362
Gain on disposal of fixed assets	(5)	(117)	(198)
Total operating expenses	38,300	30,606	27,879
Loss from operations	(35,540)	(26,728)	(29,002)
Interest income	1,130	1,358	719
Interest expense	(48)	(513)	(5,753)
Impairment of investment securities, available-for-sale	(300)	--	--
Gain (loss) on derivative instruments, net	2,196	(483)	1,627
Other expense	(58)	(27)	(23)
Net loss before Lumera transactions	(32,620)	(26,393)	(32,432)
Equity in losses of Lumera	--	--	(290)
Gain on sale of investment in Lumera	--	6,606	8,738
Net loss	(32,620)	(19,787)	(23,984)
Stated dividend on mandatorily redeemable convertible preferred stock	--	--	(59)
Accretion to par value of preferred stock	--	--	(138)
Inducement for conversion of preferred stock	--	--	(3,076)
Net loss available for common shareholders	$ (32,620)	$ (19,787)	$ (27,257)
Net loss per share basic and diluted	$ (0.53)	$ (0.40)	$ (0.81)
Weighted-average shares outstanding basic and diluted	61,643	49,963	33,572

The accompanying notes are an integral part of consolidated financial statements.

Microvision, Inc.
Consolidated Statements of Mandatory Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit) (in thousands)

	Mandatorily redeemable convertible preferred stock		Shareholders' Equity (Deficit)							
			Common Stock		Additional		Receivables from	Accumulated other		
	Shares	Par Value	Shares	Par Value	paid-in capital	Deferred Compensation	related parties	comprehensive income	Accumulated deficit	Shareholders' Equity (Deficit)
Balance at December 31, 2005	5	$ 4,166	25,138	$ 25	$ 212,993	$ (85)	$ (792)	$ --	$ (215,650)	$ (3,509)
Amortization of share-based compensation	--	--	--	--	1,740	85	--	--	--	1,825
Exercise of warrants and options	--	--	16	--	44	--	--	--	--	44
Sales of common stock and warrants (net of issuance costs of $3.0 million)	--	--	14,867	15	32,015	--	--	--	--	32,030
Conversion of preferred stock	(5)	(5,000)	786	1	4,999	--	--	--	--	5,000
Inducement to preferred shareholders	--	--			(2,379)	--	--	--	--	(2,379)
Unamortized discount and offering costs on preferred stock	--	419			(419)	--	--	--	--	(419)
Issuance of common stock and change in warrant value to preferred shareholders	--	--	565	1	1,978	--	--	--	--	1,979
Beneficial conversion feature of	--	--	--	--	--	--	--	--	--	--
mandatorily redeemable convertible preferred stock	--	278	--	--	(278)	--	--	--	--	(278)
Non-cash accretion on mandatorily redeemable convertible preferred stock	--	137	--	--	(137)	--	--	--	--	(137)
Issuance of common stock for payment on senior secured exchangeable convertible notes	--	--	1,466	1	1,966	--	--	--	--	1,967
Issuance of common stock for payment of interest on senior secured exchangeable convertible notes	--	--	67	--	88	--	--	--	--	88
Issuance of common stock on preferred dividend	--	--	16	--	59	--	--	--	--	59
Dividend on preferred stock	--	--	--	--	(59)	--	--	--	--	(59)
Warrants to purchase Lumera common stock	--	--	--	--	476	--	--	--	--	476
Allowance for doubtful accounts on receivables from related parties	--	--	--	--	--	--	542	--	--	542
Other comprehensive income	--	--	--	--	--	--	--	8,619	--	8,619
Net loss	--	--	--	--	--	--	--	--	(23,984)	(23,984)
Balance at December 31, 2006	--	$ --	42,921	$ 43	$ 253,086	$ --	$ (250)	$ 8,619	$ (239,634)	$ 21,864

The accompanying notes are an integral part of these consolidated financial statements

Microvision, Inc.

Consolidated Statements of Mandatory Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit) (in thousands)

	Mandatorily redeemable convertible preferred stock		Shareholders' Equity (Deficit)							
			Common Stock		Additional paid-in capital	Deferred Compensation	Receivables from related parties	Accumulated other comprehensive income	Accumulated deficit	Shareholders' Equity (Deficit)
	Shares	Par Value	Shares	Par Value						
Balance at December 31, 2006	--	$ --	42,921	$ 43	$ 253,086	$ --	$ (250)	$ 8,619	$ (239,634)	$ 21,864
Amortization of share-based compensation	--	--	--	--	1,886	--	--	--	--	1,886
Exercise of warrants and options	--	--	13,350	13	35,883	--	--	--	--	35,896
Sales of common stock and warrants	--	--	--	--	130	--	--	--	--	130
Issuance of common stock for payment on senior secured exchangeable convertible notes	--	--	452	1	1,367	--	--	--	--	1,368
Issuance of common stock for payment of interest on senior secured exchangeable convertible notes	--	--	7	--	22	--	--	--	--	22
Sale of Lumera stock held as collateral on receivables from related parties	--	--	--	--	--	--	227	--	--	227
Allowance for doubtful accounts on receivables from related parties	--	--	--	--	--	--	23	--	--	23
Other comprehensive income	--	--	--	--	--	--	--	(8,568)	--	(8,568)
Net loss	--	--	--	--	--	--	--	--	(19,787)	(19,787)
Balance at December 31, 2007	--	--	56,730	57	292,374	--	--	51	(259,421)	33,061
Amortization of share-based compensation	--	--	35	--	2,857	--	--	--	--	2,857
Exercise of warrants and options	--	--	143	--	388	--	--	--	--	388
Sales of common stock and warrants	--	--	11,172	11	24,043	--	--	--	--	24,054
Other comprehensive income	--	--	--	--	--	--	--	(89)	--	(89)
Net loss	--	--	--	--	--	--	--	--	(32,620)	(32,620)
Balance at December 31, 2008		$ --	68,080	$ 68	$ 319,662	$ --	$ --	$ (38)	$ (292,041)	$ 27,651

The accompanying notes are an integral part of these consolidated financial statements

Microvision, Inc.
Consolidated Statements of Comprehensive Loss (in thousands)

	Years Ended December 31,		
	2008	2007	2006
Net loss	$ (32,620)	$ (19,787)	$ (23,984)
Other comprehensive gain (loss)			
Unrealized gain (loss) on investment securities, available-for-sale:			
Unrealized holding gain (loss) arising during period	(89)	(1,962)	17,357
Less: reclassification adjustment for gains realized in net loss	--	(6,606)	(8,738)
Net unrealized gain (loss)	(89)	(8,568)	8,619
Comprehensive loss	$ (32,709)	$ (28,355)	$ (15,365)

The accompanying notes are an integral part of these consolidated financial statements.

Microvision, Inc.
Consolidated Statements of Cash Flows (in thousands)

	Years Ended December 31,		
	2008	2007	2006
Cash flows from operating activities			
Net loss	$ (32,620)	$ (19,787)	$ (23,984)
Adjustments to reconcile net loss to net cash used in operations:			
Depreciation	989	953	1,218
Gain on disposal of fixed assets	(5)	(117)	(198)
Non-cash expenses related to issuance of stock, warrants, and options, and amortization of deferred compensation	2,831	1,897	1,825
Non-cash interest expense, net	--	371	4,753
Loss (gain) on derivative instruments	(2,196)	482	(1,627)
Impairment of short-term investment securities	300	--	--
Inventory write-downs	475	84	1,181
Allowance for receivables from related parties	(241)	23	542
Equity in losses of Lumera	--	--	290
Gain on sale of investment in Lumera	--	(6,606)	(8,738)
Net accretion of discount on short-term investments	(97)	(80)	--
Increase in deferred rent	--	--	1,042
Non-cash deferred rent	(275)	(277)	(231)
Change in:			
Accounts receivable	1,348	(719)	214
Costs and estimated earnings in excess of billings on uncompleted contracts	(252)	122	639
Inventory	(1,239)	198	(1,465)
Other current assets	184	408	121
Other assets	--	(6)	83
Accounts payable	1,188	461	(689)
Accrued liabilities	(642)	515	(1,139)
Billings in excess of costs and estimated earnings on uncompleted contracts	(908)	770	149
Net cash used in operating activities	(31,160)	(21,308)	(26,014)
Cash flows from investing activities			
Sales of investment securities	20,400	7,200	--
Purchases of investment securities	(986)	(29,504)	--
Sales of restricted investment securities	--	2,329	1,100
Purchases of restricted investment securities	(350)	(2,329)	(268)
Decrease in restricted investment	143	143	--
Decrease in restricted cash	--	--	755
Collections of receivables from related parties	241	227	--
Sale of long-term investment - Lumera	--	8,637	12,142
Proceeds on sale of property and equipment	5	117	200
Purchases of property and equipment	(495)	(1,058)	(2,152)
Net cash provided by (used in) investing activities	18,958	(14,238)	11,777

Microvision, Inc.
Consolidated Statements of Cash Flows (continued) (in thousands)

	Years Ended December 31,		
	2008	2007	2006
Cash flows from financing activities			
Principal payments under capital leases	(41)	(45)	(40)
Principal payments under long-term debt	(65)	(58)	(55)
Increase in long-term debt	--	--	536
Payments on notes payable	--	(1,400)	(9,600)
Payment of embedded derivative feature of preferred stock conversion	--	--	(1,074)
Payment of preferred dividend	--	--	(43)
Net proceeds from issuance of common stock and warrants	24,442	35,896	32,205
Net cash provided by financing activities	24,336	34,393	21,929
Net increase (decrease) in cash and cash equivalents	12,134	(1,153)	7,692
Cash and cash equivalents at beginning of period	13,399	14,552	6,860
Cash and cash equivalents at end of period	$ 25,533	$ 13,399	$ 14,552
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 48	$ 92	$ 786
Supplemental schedule of non-cash investing and financing activities			
Property and equipment acquired under capital leases	$ --	$ --	$ 80
Other non-cash additions to property and equipment	$ 199	$ 46	$ 115
Conversion of preferred stock into common stock	$ --	$ --	$ 4,417
Issuance of common stock for payment of principal and interest on senior secured exchangeable convertible notes	$ --	$ 1,388	$ 1,755
Conversion of convertible debt into common stock	$ --	$ --	$ 344
Inducement for conversion of preferred stock	$ --	$ --	$ 3,076

The accompanying notes are an integral part of these consolidated financial statements

The Company - Note 1

Microvision is developing compact, low power, high-resolution display and imaging systems based on its integrated photonics module technology platform. Microvision's technology has potential applications for a broad range of consumer, automotive, medical, industrial, and military products. The Company's proprietary technology platform combines bi-axial Micro-Electrical Mechanical system (MEMS) light scanning technologies, lasers, optics, electronics, with its system controls expertise to produce compact display or imaging solutions that the Company anticipates will lead to introduction of new applications and products in the consumer and automotive markets. Historically, Microvision has entered into development agreements with commercial and U.S. government customers to develop applications using its light scanning technologies. Microvision has one commercially marketed product, ROV, a hand-held bar code scanner that incorporates the Company's proprietary MEMS technology.

Microvision's strategy is to design, develop and supply a proprietary display engine called PicoP®, an ultra-miniature video projector capable of producing large, color rich, high resolution images that is small and low power enough to be embedded directly into mobile devices, such as cell phones. Microvision is also marketing PicoP-based miniature projection engines to original equipment manufacturers (OEMs) to be embedded into a variety of consumer products. The primary goal for consumer display applications is to provide users with a large screen, high resolution viewing experience from their mobile devices.

Microvision is currently developing a small accessory projector that would be the first commercial product based on its PicoP display engine. The accessory projector is expected to display images from a variety of video sources including cell phones, portable media players, PDAs, gaming consoles, laptop computers, digital cameras, and other consumer electronics products. It would allow users to watch movies, play videos, and display photos and other data onto a variety of flat or curved surfaces. Microvision expects that the accessory product will be commercially available during 2009.

The PicoP display engine, with some modification, could be embedded into a vehicle or integrated into a portable standalone aftermarket device to create a head-up display (HUD) that could project point-by-point navigation, critical operational, safety and other information important to the vehicle operator. In working with Tier 1 suppliers, the Company has produced prototypes that demonstrate the PicoP's ability to project onto an automobile windshield a high-resolution image readable during day or night. The Company believes that the PicoP display engine could also be modified to be embedded into a pair of glasses to provide a mobile user with a see-through or occluded personal display to view movies, play games or access other content. The Company has worked with the U.S. government and commercial customers to further develop the optical design and integration of the PicoP display engine for wearable applications such as helmet mounted displays and full color see-through eyewear.

Microvision has incurred significant losses since inception. The Company's operating plan for 2009 includes the launch of its first accessory product, further development of the PicoP display engine for embedded applications and further development of HUD and eyewear applications. The Company will require additional capital in 2009 to fully fund its product launch and its other development efforts.

Microvision's operating plan calls for the addition of sourcing, technical and other staff and the purchase of additional laboratory and production equipment. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which it can, directly or through arrangements with OEMs, introduce products incorporating the PicoP display engine and image capture technologies and the market acceptance and competitive position of such products, the progress of its research and development program, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and the ability of the Company to establish cooperative development, joint venture and licensing arrangements. If revenues are less than anticipated, if the level and mix of revenues vary from anticipated amounts and allocations or if expenses exceed the amounts budgeted, the Company may require additional capital earlier than expected to further the development of its technologies, for expenses associated with product development, and to respond to competitive pressures or to meet unanticipated development difficulties. In addition, the Company's operating plan provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by Microvision.

The Company plans to obtain additional cash through the issuance of equity or debt securities in the next several months. There can be no assurance that additional financing will be available to the Company or that, if available, it will be available on terms acceptable to the Company or on a timely basis. If adequate funds are not available during 2009 to fully implement its plan, or planned revenues are not generated, the Company may be required to reduce the scope of its business to extend its operations as it pursues other financing opportunities and business relationships. This reduction in scope could include delaying product launch and projects resulting in reductions in staff and operating costs as well as reductions in capital expenditures and investment in research and development. With these adjustments to its operating plan, the Company believes it currently has sufficient cash, cash equivalents, and investment securities to fund operations through at least February 28, 2010.

Summary of significant accounting policies – Note 2

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's management has identified the following areas where significant estimates and assumptions have been made in preparing the financial statements: revenue recognition, valuation of auction-rate securities ("ARS"), allowance for uncollectible receivables and management loans, inventory valuation and valuation of derivative financial instruments.

Principles of consolidation
The consolidated financial statements include Microvision and equity investments in which Microvision has the ability to exercise significant influence but does not have voting control.

Cash and cash equivalents; investment securities, available-for-sale; and fair value of financial instruments
The Company's financial instruments include cash and cash equivalents, investments available-for-sale, accounts receivable, accounts payable, accrued liabilities and long-term debt. The carrying value of cash and cash equivalents, investments available-for-sale other than ARS, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturities. In the case of the ARS, the carrying value approximates fair value due to an other than temporary impairment adjustment. The carrying amount of long-term debt at December 31, 2008 and 2007 was not materially different from the fair value based on rates available for similar types of arrangements.

The Company accounts for investment securities in accordance with the provisions of Statement of Financial Accounting Standards ("FAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("FAS 115") and FAS No. 157, *Fair Value Measurements* ("FAS 157"). FAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for investments in debt securities. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FAS 157 was issued in September 2006 and the Company's adoption of FAS 157 effective January 1, 2008 for financial assets and liabilities did not have a material impact on its consolidated financial position, results of operations or cash flows.

Included in the FAS 157 framework is a three level valuation inputs hierarchy with Level 1 being inputs and transactions that can be effectively fully observed by market participants spanning to Level 3 where estimates are unobservable by market participants outside of the Company and must be estimated using assumptions developed by the Company. The Company discloses the lowest level input significant to each category of asset or liability valued within the scope of FAS 157 and the valuation method as exchange, income or use. The Company uses inputs which are as observable as possible and the methods most applicable to the specific situation of each company or valued item.

In accordance with FAS 115 and related guidance, the Company considers fair valued assets impaired when the value is less than cost. When the impairment is significant, the Company judges whether the impairment is temporary or other-than-temporary. A significant impairment is generally considered other-than-temporary in the period when there is deemed sufficient reason to conclude that the fair value of the asset is not expected to fully recover prior to the expected time of sale or maturity.

The Company's cash equivalents and investment securities available-for-sale are comprised of U.S. government and agency securities, corporate debt and, since 2007, ARS. The Company classifies investment securities available-for-sale purchased with 90 days or less remaining until contractual maturities as cash equivalents. Investment securities purchased with more than 90 days until contractual maturities are classified as current investment securities available-for-sale on the consolidated balance sheet with unrealized gains and losses included in the consolidated statement of comprehensive loss. Interest income, realized gains and losses, and other-than-temporary impairments are recognized in the period earned or incurred and presented separately in the consolidated statement of operations. Changes in the fair values of derivatives are realized in the period of remeasurement and recorded in Gain (loss) on derivative instruments, net in the consolidated statement of operations. The cost of securities sold is based on the specific identification method.

Inventory

Inventory consists of raw material, work in process and finished goods for the Company's ROV and Flic products. Inventory is recorded at the lower of cost or market with cost determined using the weighted-average method. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, Microvision reduces the value of its inventory to its estimated scrap value when management determines that it is not probable that the inventory will be consumed through normal production during the next twelve months.

Restricted investments

As of December 31, 2008, restricted investments were in money market funds and serve as collateral for $1.3 million in irrevocable letters of credit. Two letters of credit totaling $982,000 are outstanding in connection with a lease agreement for the corporate headquarters building in Redmond, WA. The required balance decreases over the term of the lease, which expires in 2013. In addition, a $350,000 letter of credit is outstanding under the terms of a supplier agreement.

Property and equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (two to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term.

Revenue recognition

Revenue has primarily been generated from contracts for further development of the light scanning technology and to produce demonstration units for commercial enterprises and the U.S. government. We recognize contract revenue as work progresses on long-term cost plus fixed fee and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. Our revenue contracts generally include a statement of the work we are to complete and the total fee we will earn from the contract. When we begin work on the contract and at the end of each accounting period, we work with the members of our technical team to estimate the labor and material and other cost required to complete the statement of work compared to cost incurred to date. We use information provided by project managers, vendors, outside consultants and others as we deem necessary to develop our cost estimates. Since our contracts generally require some level of technology development to complete, the actual cost required to complete a statement of work can vary from our estimated cost to complete. We have developed processes that allow us to make reasonable estimates of the cost to complete a contract. Historically, we have made only immaterial revisions in the estimates to complete the contract at each reporting period. Recognized revenues are subject to revisions as the contract progresses to completion and actual revenue and cost become certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known. In the future, revisions in these estimates could significantly impact recognized revenue in any one reporting period. The U.S. government can terminate a contract with the Company at any time for convenience. If the U.S. government cancels a contract, we would receive payment for work performed and costs committed to prior to the cancellation.

The Company recognizes losses, if any, as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed unrecognized revenue. The Company evaluates the reserve for contract losses on a contract-by-contract basis.

Revenue from product shipments is recognized in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition*. Revenue is recognized when the product is shipped, there is sufficient evidence of an arrangement, the selling price is fixed or determinable and collection is reasonably assured. Revenue for product shipments with acceptance provisions is recognized upon acceptance of the product by the customer or expiration of the contractual acceptance period, after which there are no rights of return. Provisions are made for warranties at the time revenue is recorded. Warranty expense was not material for any periods presented.

Concentration of credit risk and sales to major customers

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents, investment securities available-for-sale and accounts receivable. The Company typically does not require collateral from its customers. The Company has an investment policy that generally directs investment managers to select investments to achieve the following goals: preservation of principal, adequate liquidity and return. As of December 31, 2008, the Company's cash and cash equivalents and investments available-for-sale securities portfolio are comprised of short-term highly rated money market funds and commercial paper, and the student loan ARS ("SLARS").

As of December 31, 2008 and 2007, the Company held $3.0 million and $8.8 million in ARS, respectively. During February through May 2008, $5.8 million in municipal ARS were sold at par value leaving $3.0 million in SLARS. As of December 31, 2008, 90% of total cash and cash equivalents and investment securities available-for-sale had variable interest rates or are very short-term discount notes traded in active markets. Therefore, the Company believes its exposure to credit market and interest rate risk is not material. The remaining 10% is composed of the $3.0 million par value SLARS. The SLARS are highly rated long-term bonds and are structured with variable interest rate resets to be determined via a Dutch Auction process every 28 days. However, beginning in February 2008 as global credit markets significantly deteriorated, each auction has failed rendering the SLARS temporarily illiquid through the auction process and secondary markets for them. Given the adverse credit market conditions, the fair value of the principal of these bonds has become affected by changes in interest rates, the spread between short and long rates, and credit market liquidity. As a result, in the quarter ended September 30, 2008, the Company estimated that the fair value of the SLARS was approximately $2.7 million and that the $300,000 adjustment was other than temporary. If market conditions worsen, the Company may have to further adjust the estimated fair value of the SLARS, including additional charges to earnings if it believes the adjustment is other than temporary. In the event the Company needs access to the funds invested in the SLARS, it could be required to sell them below the original purchase value. Any of these events could affect the Company's consolidated financial condition, results of operations and cash flows. However, based on the Company's current operating plan and ability to access its $25.5 million held in cash and cash equivalents and other highly liquid investments held as of December 31, 2008, it does not expect to be required to sell the securities materially below the current estimated value.

Concentration of Sales to Major Customers

The United States government accounted for approximately 34%, 61%, and 51% of total revenue during 2008, 2007, and 2006, respectively. Two commercial customers accounted for approximately 15% and 11%, respectively, of total revenue during 2008, one commercial customer accounted for approximately 15% of total revenue during 2007 and one commercial customer accounted for approximately 11% of total revenue during 2006. Contracts with three commercial customers represented 35%, 22%, and 17% of total revenues during 2008, 2007 and 2006, respectively. The U.S. government accounted for approximately 19% and 28% of the accounts receivable balance at December 31, 2008 and 2007, respectively.

Income taxes

Deferred tax assets and liabilities are recorded for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Net loss per share

Basic net loss per share is calculated on the basis of the weighted-average number of common shares outstanding during the periods. Net loss per share assuming dilution is calculated on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities. Net loss per share assuming dilution is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods including options and warrants computed using the treasury stock method, is anti-dilutive.

As of December 31, 2008, 2007, and 2006, the Company excluded the following convertible securities from diluted net loss per share as the effect of including them would have been anti-dilutive. The shares shown represent the number of shares of common stock which would be issued upon conversion as of December 31, 2008, 2007, and 2006.

	December 31,		
	2008	2007	2006
Publicly traded warrants	6,703,000	--	12,362,000
Options and private warrants	9,804,000	9,518,000	10,906,000
Notes payable	--	--	620,000
	16,507,000	9,518,000	23,888,000

Research and development

Research and development costs are expensed as incurred.

Fair value of financial instruments

The Company's financial instruments generally include cash and cash equivalents, investments available-for-sale, accounts receivable, accounts payable, accrued liabilities and long-term debt. The carrying amount of long-term debt at December 31, 2008 and 2007 was not materially different from the fair value based on rates available for similar types of arrangements. The carrying value of the Company's financial instruments, other than ARS, approximates fair value due to the short maturities.

Long-lived assets

The Company evaluates the recoverability of its long-lived assets when an impairment is indicated based on expected undiscounted cash flows and recognizes impairment of the carrying value of long-lived assets, if any, based on the fair value of such assets.

Stock-based compensation

The Company has one stock-based incentive compensation plan as of December 31, 2008 and a separate board of director stock-based compensation plan. In June 2008, the Company determined it would no longer issue additional options from the Independent Director Stock Option Plan. Both are more fully described in Note 11.

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of FAS No. 123, as revised December 2004, *Share-Based Payment* ("FAS 123(R)"). The Company adopted FAS123(R) effective January 1, 2006. The Company accounts for non-employee share-based compensation in accordance with the provisions of FAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18. The following table shows the amount of stock-based compensation expense included in the statements of operations for each period shown:

	Year Ended December 31,		
	2008	2007	2006
Cost of contract revenue	$ 85,000	$ 138,000	$ 80,000
Cost of product revenue	25,000	20,000	70,000
Research and development expense	824,000	365,000	246,000
Sales, marketing, general and administrative expense	1,873,000	1,274,000	1,429,000
	$ 2,807,000	$ 1,797,000	$ 1,825,000

Reclassifications
Certain reclassifications have been made to prior year financial statements to conform to classifications used in the current year. These reclassifications had no impact on net loss, shareholders' equity or cash flows as previously reported.

New accounting pronouncements
In October 2008, the Financial Accounting Standards Board ("FASB") released a FASB Staff Position, FSP FAS 157-3 — *Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active*, to clarify the application of the provisions of FAS 157 in an inactive market. Implementing this standard upon its issuance did not have a material impact on the Company's consolidated financial position and results of operations.

In February 2008, the FASB released a FASB Staff Position, FSP FAS 157-2 — *Effective Date of FASB Statement No. 157*, which delays the effective date of FAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. The Company is currently assessing the financial impact of FSP FAS 157-2 on its financial statements.

In June 2007, the EITF reached a final consensus on EITF Issue No. 07-1, *Accounting for Collaborative Arrangements* ("EITF 07-1"). EITF 07-1 discusses how to determine whether an arrangement constitutes a collaborative arrangement, how costs incurred and revenue generated on sales to third parties should be reported by the participants, how an entity should characterize payments made between participants and what participants should disclose in the notes to the financial statements about a collaborative arrangement. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company is currently assessing the financial impact of EITF 07-1 on its financial statements.

Long-term contracts – Note 3

Cost and estimated earnings in excess of billings on uncompleted contracts comprises amounts of revenue recognized on contracts that the Company has not yet billed to customers because the amounts were not contractually billable at December 31, 2008 and 2007. The following table summarizes when the Company will be contractually able to bill the balance as of December 31, 2008 and 2007.

	Year Ended December 31,	
	2008	2007
Billable within 30 days	$ 688,000	$ 434,000
Billable between 31 and 90 days	--	--
Billable after 90 days	7,000	9,000
	$ 695,000	$ 443,000

The Company's current contracts with the U.S. government are primarily cost plus fixed fee type contracts. Under the terms of a cost plus fixed fee contract, the U.S. government reimburses the Company for negotiated actual direct and indirect cost incurred in performing the contracted services. The Company is under no obligation to spend more than the contract value to complete the contracted services. The period of performance is generally one year. Each of the Company's contracts with the United States government can be terminated for convenience by the government at any time. To date, the U.S. government has not terminated a contract with the Company.

In December 2007, we entered into a $1 million contract with a commercial customer to develop prototype units based on our PicoP technology, for evaluation of future consumer electronics product applications. The development work under this contract was initiated and fully completed in 2008.

In May 2007, the Company announced that it had entered into a $3,181,000 contract with the U.S. Air Force to provide a lightweight, see-through, full-color eyewear display prototype to the government. The contract, which continues a development effort with the Air Force, specifies the development, design, verification, testing, and delivery of a lightweight, see-through full-color wearable display for evaluation by several DOD project offices. As of December 31, 2008 this contract had been completed.

In September 2006, the Company entered into a 12 month development agreement with Visteon, a major global Tier 1 automotive supplier, to develop a commercial scanned-beam head-up display (HUD) product for automotive applications. Under the agreement, Visteon and Microvision will design and produce a series of advanced HUD samples, including devices specifically designed to be compatible with automotive environmental requirements. As of December 31, 2007 this contract had been completed.

In September 2006, the Company entered into an 18 month, $5,945,000 contract with General Dynamics C4 Systems to supply full-color, daylight readable, see-through helmet-mounted displays as part of the U.S. Army's Mounted Warrior HMD Improvement Program. General Dynamics holds prime contracts with the U.S. Army for other Warrior programs including Land Warrior, Air Warrior and Future Force Warrior Advanced Technology Demonstration. The contract specifies the development and delivery of ten full-color display units for evaluation. As of December 31, 2008 this contract had been completed.

The following table summarizes the costs incurred on the Company's revenue contracts:

	December 31, 2008	December 31, 2007
Costs and estimated earnings incurred on uncompleted contracts	$ 14,166,000	$ 9,357,000
Billings on uncompleted contracts	(13,533,000)	(9,884,000)
	$ 633,000	$ (527,000)
Included in accompanying balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 695,000	$ 443,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(62,000)	(970,000)
	$ 633,000	$ (527,000)

Cash equivalents, investment securities, available-for-sale, and fair value measurements – Note 4

The Company accounts for investment securities in accordance with the provisions of FAS 115 and FAS 157. General descriptions of each are included in Note 2.

FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in its principal or most advantageous market in an orderly transaction between market participants on the measurement date. FAS 157 establishes a three level fair value inputs hierarchy, and requires an entity to maximize the use of observable valuation inputs and minimize the use of unobservable inputs. A company is to utilize market data, assumptions and risks it believes market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques. The hierarchy is summarized below.

Level 1 - Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs such as quoted prices for similar assets or liabilities in markets that are not sufficiently active to qualify as level 1 or, other observable inputs.

Level 3 - Unobservable inputs for which there is little or no market data, which requires a company to develop its own assumptions, which are significant to the measurement of the fair values.

The Company's investment securities are comprised of debt securities. Generally, they are issued by the U.S. government, its agencies, corporations, and currently, student loan financial aid organizations. Accounting for these investments is discussed in Note 2.

The principal markets for the debt securities are dealer markets which have a high level of price transparency. The market participants for debt securities are typically large money center banks and regional banks, brokers, dealers, pension funds, and other entities with debt investment portfolios.

As of December 31, 2007, the Company held $8.8 million aggregate par value of ARS, $5.8 million in municipal ARS and $3.0 million in SLARS. The municipal ARS were sold at par value during the period from February through May 2008.

At December 31, 2008, the Company continued to hold $3.0 million par value SLARS. The SLARS owned by the Company are highly rated long-term bonds, structured with variable interest rate resets, purchases and sales to be determined via a Dutch Auction process every 28 days. They were issued to fund US government guaranteed student loans. However, beginning in February 2008 as global credit markets significantly deteriorated, insufficient clearing bids have been submitted for the SLARS. The auctions have thus failed, the interest rates have been reset to "maximum rates" instead of "auction rates" and the SLARS have been temporarily illiquid through the auction process and secondary ARS markets.

At the time of the Company's initial investment, and through the filing date of this report, the SLARS held by the Company have maintained the following credit factors:

- guaranteed by the Federal Family Education Loan Program ("FFELP") and other federal and state student loan guarantee programs,
- collateralized by the student loans funded with the SLARS proceeds and collections thereon,
- no declines in the credit ratings of the issuers; and,
- no material changes in loan collection rates.

At the time of the Company's initial investment, the SLARS and AMBAC, the insurer of half of the SLARS, held AAA ratings. As of December 31, 2008, one of the SLARS was downgraded to A by only one of its rating services. Based on its revised lower rating of AMBAC, Moody's reduced its rating on the insured SLARS to that of AMBAC, Baa1. AMBAC has since been down-graded to A by Standard & Poor's and to Baa1 by Moody's rating services. AMBAC is continuing actions to manage its credit rating. The US government guarantee on the student loan collateral reduces the impact of the ratings changes on the SLARS.

Prior to June 30, 2008, the Company used the market approach to measure fair values of its investments in all debt and equity securities and the income approach for derivatives. Under the market approach, prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities are used to estimate values. Under the income approach, valuation techniques to convert future amounts to a single present amount are used. During the quarter ended June 30, 2008, the Company determined the market did not have sufficient liquidity and market participant activity to continue supporting the market approach to value its SLARS, and changed to the income approach.

As of September 30, 2008, based on continuing low market liquidity and auction failures with significant uncertainty as to when such conditions would improve, the Company determined that the estimated fair value of the SLARS no longer approximated par value, and the impairments were other-than-temporary. The Company used a discounted cash flow model, with rates adjusted for liquidity, to determine the estimated fair values of the SLARS as of September 30, 2008 and recorded an "impairment of investment securities, available-for-sale" of $300,000 on the consolidated statement of operations. The Company also reclassified the SLARS from Level 2 to Level 3 of the fair value hierarchy because of the significance of sufficiently unobservable assumptions and inputs developed by the Company and used in the valuations.

As of December 31, 2008, the Company derived the same conclusions regarding the valuation approach, inputs hierarchy and fair values for the SLARS.

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs:

Balance, December 31, 2007	$ --
Transfer into Level 3, September 30, 2008	3,000,000
Recognized loss included in earnings	(300,000)
Balance, December 31, 2008	$ 2,700,000

The valuation inputs hierarchy classification for assets and liabilities measured at fair value on a recurring basis in accordance with FAS 157 are summarized below as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Assets				
Corporate debt securities	$ --	$ 4,984,000	$ --	$ 4,984,000
Auction rate securities	--	--	2,700,000	2,700,000
	$ --	$ 4,984,000	$ 2,700,000	$ 7,684,000
Liabilities				
Liability associated with common stock warrants		$ 331,000		$ 331,000

The corporate debt securities are classified within Level 2 of the fair value hierarchy because they are valued using actual and quoted pricing sources with sufficient levels of price transparency using the market approach. The liability associated with common stock warrants is classified within Level 2 because it is valued using the Black-Scholes option valuation method using inputs with sufficient levels of observability using the income approach. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company's investments and liability associated with common stock warrants are summarized below as of December 31, 2008 and December 31, 2007.

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cash Equivalents	Investment Securities, Available-For-Sale	Other Current Assets	Liability Associated With Common Stock Warrants
					Classification on Balance Sheet			
As of December 31, 2008:								
Assets								
Corporate debt securities	$ 5,022,000	$ --	$ (38,000)	$ 4,984,000	$ 4,979,000	$ 5,000	$ --	
Auction-rate securities	2,700,000	--	--	2,700,000	--	2,700,000	--	
	$ 7,722,000	$ --	$ (38,000)	$ 7,684,000	$ 4,979,000	$ 2,705,000	$ --	
Liabilities								
Liability associated with common stock warrants				$ 331,000				$ 331,000

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cash Equivalents	Investment Securities, Available-For-Sale	Other Current Assets	Liability Associated With Common Stock Warrants
					Classification on Balance Sheet			
As of December 31, 2007:								
Assets								
Corporate debt securities	$ 9,074,000	$ 54,000	$ (5,000)	$ 9,123,000	$ --	$ 9,123,000	$ --	
U.S. government and agency securities	4,486,000	3,000	(1,000)	4,488,000	--	4,488,000	--	
Auction-rate securities	8,800,000	--	--	8,800,000	--	8,800,000	--	
Warrants	--	--	--	130,000	--	--	130,000	
	$ 22,360,000	$ 57,000	$ (6,000)	$ 22,541,000	$ --	$ 22,411,000	$ 130,000	
Liabilities								
Liability associated with common stock warrants				$ 2,657,000				$ 2,657,000

As of December 31, 2008, the unrealized losses on the Company's investments in debt securities were due primarily to changes in interest rates and credit market conditions.

The realized gains and losses associated with the liability attributed to common stock warrants were primarily due to changes in the Microvision stock price and decreasing terms to expiration.

The maturities of the investment securities available-for-sale as of December 31, 2008 are shown below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Maturity date:				
Less than one year	$ 5,022,000	--	(38,000)	$ 4,984,000
Due in 1-3 years	--			--
Greater than five years	2,700,000			2,700,000
	$ 7,722,000			$ 7,684,000

Inventory – Note 5

Inventory consists of the following:

		December 31, 2008		December 31, 2007
Raw materials	$	45,000	$	122,000
Work in process		--		10,000
Finished goods		1,480,000		629,000
	$	1,525,000	$	761,000

The inventory at December 31, 2008 and 2007 consisted of raw materials, work in process and finished goods for ROV and the discontinued Flic bar code product. Inventory is stated at the lower of cost or market, with cost determined on a weighted average basis. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, Microvision reduces the value of its inventory to its estimated scrap value when management determines that it is not probable that the inventory will be consumed through the normal course of business during the next twelve months. In 2008, 2007, and 2006, Microvision recorded inventory write-downs of $475,000, $84,000, and $1,181,000, respectively. During the second quarter of 2006, the Company determined that it would no longer promote the Nomad product and recorded an expense of $210,000 to reduce the value of Nomad inventory to zero. In addition, the Company recorded $100,000 as additional accelerated depreciation expense related to fixed assets used in Nomad production. Both inventory and fixed asset balances related to Nomad production were zero at December 31, 2008 and December 31, 2007.

Accrued liabilities – Note 6

Accrued liabilities consist of the following:

	December 31,			
		2008		2007
Bonuses	$	500,000	$	1,500,000
Payroll and payroll taxes		809,000		656,000
Compensated absences		623,000		458,000
Deferred rent credit		311,000		306,000
Adverse purchase commitments		119,000		--
Professional fees		343,000		447,000
Other		840,000		787,000
	$	3,545,000	$	4,154,000

Property and equipment, net – Note 7

Property and equipment consists of the following:

		December 31,		
		2008		2007
Production equipment	$	3,124,000	$	2,815,000
Leasehold improvements		3,310,000		3,304,000
Computer hardware and software/lab equipment		7,192,000		6,879,000
Office furniture and equipment		1,496,000		1,490,000
		15,122,000		14,488,000
Less: Accumulated depreciation		(11,421,000)		(10,441,000)
	$	3,701,000	$	4,047,000

Depreciation expense was $989,000, $953,000, and $1,218,000 in 2008, 2007, and 2006, respectively.

Receivables from related parties – Note 8

In 2000, 2001 and 2002, the Board of Directors authorized the Company to provide unsecured lines of credit to each of the Company's three officers. The lines of credit carry interest rates of 5.4% to 6.2% and were due within one year of the officer's termination.

In January 2006, two officers with outstanding loans left the Company and their loans became due in January 2007. In May 2007, the Company foreclosed on 50,000 shares of Lumera common stock pledged as collateral for one of the officer's loans and sold the shares for net proceeds of $227,000. A third officer with outstanding loans left the Company in August 2007 and his loans became due in August 2008.

Under the terms of a settlement agreement with one of the former officers who left in January 2006, the Company received payments of $241,000 in 2008. The Company is pursuing collection of the remaining outstanding balances from the other former officers.

As of December 31, 2008 and December 31, 2007, the total amount outstanding under the lines of credit was $1,851,000 and $2,496,000, respectively. As of December 31, 2008 and December 31, 2007, the allowance for receivables from related parties was $1,851,000 and $2,496,000, respectively.

The interest on the lines of credit is forgiven if the executive is an employee of the Company at December 31 of the respective year. Compensation expense of $22,000 was recognized in 2006, for interest forgiven.

Common stock – Note 9

In July 2008, the Company raised approximately $26.0 million, before issuance costs of approximately $2.0 million, through a registered direct public offering of 11,172,000 shares of common stock and warrants to purchase 6,703,000 shares of its common stock. Details of the warrants are described below in Note 10.

On June 21, 2007, the Company exercised its right to call its publicly traded warrants issued in 2006. The Company received $34.1 million from the exercise of 12,855,000 publicly traded warrants.

In November 2006, the Company raised $7.9 million, before issuance costs of $779,000, through an underwritten public offering of 3,318,000 shares of its common stock.

In June and July 2006, the Company raised an aggregate of $27.1 million, before issuance costs of $2.2 million, through an underwritten public offering of 11.6 million shares of its common stock and warrants to purchase 12.4 million shares of its common stock. The warrants had an exercise price of $2.65 per share, a five year term, and were not exercisable for one year from the date of issuance. The Company could call the warrants after one year from the date of issuance if the average closing bid price of its stock exceeded $5.30 for any 20 consecutive trading days. In connection with the offering, the Company issued the underwriter a warrant to purchase 537,500 shares of Microvision common stock at an exercise price of $2.76 per share. The Company also issued the underwriter a warrant to acquire 537,500 warrants, identical to those sold in the offering, at an exercise price of $0.16 per warrant. Both underwriter warrants were issued with a 4 year term. In June 2007, the Company called the public warrants as described above and the underwriter exercised the warrants for warrants in connection with the call.

Warrants – Note 10

In July 2008, the Company raised approximately $26.0 million, before issuance costs of approximately $2.0 million, through a registered direct public offering of 11,172,000 shares of our common stock and warrants to purchase 6,703,000 million shares of our common stock. The warrants have an exercise price of $3.60 per share, a five year term, and are not exercisable for one year from the date of issuance. The Company can call the warrants after one year from the date of issuance if the average closing bid price of its stock is over $7.20 (200% of exercise price) for any 20 consecutive trading days. The warrants are listed on the NASDAQ Global Market under the ticker "MVISW".

On June 21, 2007, the Company exercised its right to call its publicly traded warrants issued in its June and July 2006 financing transactions. The Company received $34.1 million from the exercise of 12,855,000 publicly traded warrants. A total of 45,000 warrants expired unexercised.

The following summarizes activity with respect to Microvision common stock warrants during the three years ended December 31, 2008:

	Warrants to purchase common shares		Weighted average excercise price
Outstanding at December 31, 2005	4,120,000		6.99
Granted:			
Exercise price greater than intrinsic value	12,900,000		2.66
Exercise price equal to intrinsic value	537,000		2.81
Exercised	--		--
Canceled/expired	--		--
Outstanding at December 31, 2006	17,557,000		3.50
Granted:			
Exercise price greater than intrinsic value	537,000		2.65
Exercise price equal to intrinsic value	25,000		3.42
Exercised	(13,803,000)		2.59
Canceled/expired	(252,000)		6.30
Outstanding at December 31, 2007	4,064,000		6.19
Granted:	--		--
Exercise price greater than intrinsic value	6,703,000		3.60
Exercise price equal to intrinsic value	--		--
Exercised	--		--
Canceled/expired	(1,257,000)		6.11
Outstanding at December 31, 2008	9,510,000	$	4.32
Exercisable at December 31, 2008	2,807,000	$	6.04

The following table summarizes information about the weighted-average fair value of Microvision common stock warrants granted for the periods shown:

	Year Ended December 31,		
	2008	2007	2006
Exercise price greater than fair value	$ 1.59	$ --	$ 1.81
Exercise price equal to fair value	--	2.08	--
Exercise price less than fair value	--	0.47	2.00

The fair values of the Microvision common stock warrants granted were estimated on the respective grant dates using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2008, 2007, and 2006, respectively: dividend yield of zero percent for all years; expected volatility of 65%, 47%, and 65%; risk-free interest rates of 3.2%, 4.9%, and 5.0% and expected lives of 5, 0.3, and 5 years, respectively.

The following table summarizes information about Microvision common stock warrants outstanding and exercisable at December 31, 2008:

	Warrants outstanding			Warrants exercisable	
Range of exercise prices	Number outstanding at December 31, 2008	Weighted average remaining contractual life (years)	Weighted average excercise price	Number excercisable at December 31, 2008	Weighted average excercise price
$2.76-$3.51	472,000	2.24	$ 2.93	472,000	$ 2.93
$3.60-$3.61	7,065,000	4.36	3.60	362,000	3.61
$3.77-$3.94	1,304,000	1.87	3.91	1,304,000	3.91
$5.03-$5.32	469,000	1.19	5.03	469,000	5.03
$34.00	200,000	1.61	34.00	200,000	34.00
$2.76-$34.00	9,510,000			2,807,000	

Share-Based Compensation – Note 11

The Company accounts for equity instruments issued to employees in accordance with the provisions of FAS123(R). FAS 123(R) requires all employee share-based awards to be valued at fair value and expensed over the applicable service period. The valuation of and accounting for share-based awards includes a number of complex and subjective estimates. These estimates include, but are not limited to, the future volatility of the Company's stock price, future employee stock option exercise behaviors and future employee terminations. The Company uses the estimated forfeiture and straight-line expense attribution methods.

As a result of adopting FAS 123(R), the Company's net loss for each of the years ended December 31, 2008, 2007 and 2006 included $2.8 million, $1.8 million and $1.8 million of share-based employee compensation expense. In addition, basic and diluted net loss per share was greater by $0.05, $0.04 and $0.05 per share, respectively.

The share-based employee compensation expense charged against loss was as shown below (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Share-based employee compensation expense charged against loss	$ 2,807	$ 1,797	$ 1,825

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of FAS 123 and EITF 96-18.

Stock Option Exchange

Subject to the terms of its tender offer filed in April 2006, on May 17, 2006, the Company exchanged 2.2 million existing options for 2.2 million new options affecting 105 employees. The new options have an exercise price of $2.77. The new options vested 25% on the grant date and will vest 25% on each subsequent annual anniversary. The tender offer did not result in the acceleration of vesting of any options. The new options have the same expiration dates as the options exchanged. The Company also adjusted the exercise price of 386,000 options not subject to the tender offer to $2.77 on the same date affecting 19 employees.

The tender offer was accounted for in accordance with FAS 123(R). The Company will recognize $496,000 incremental fair value as additional non-cash compensation. The incremental expense is recognized ratably over the vesting periods of the options, 25% on the grant date with the remaining 75% straight-line over the remaining vesting period. The incremental fair value of the modified options was estimated using the Black-Scholes option pricing model with the following assumptions.

	Pre-modification	Post-modification
Weighted average:		
Exercise price	$ 8.84	$ 2.77
Volatility	73%	65%
Expected term (years)	6.9	4.2
Risk free rate	5.0%	5.0%
Pre-vest forfeiture rate	5.0%	5.0%

Description of Incentive Plans

The Company currently has two share-based incentive plans. The 2006 Incentive Plan described below is administered by the Board of Directors, or its designated committee ("Plan Administrator"), and provides for various awards as determined by the Plan Administrator. The Company terminated using a second share-based incentive plan, the Independent Director Stock Option Plan described below, in June 2008.

In July 2006, the 1996 Stock Option Plan (the "1996 Plan") expired. In September 2006, Company shareholders approved the 2006 Microvision, Inc. Incentive Plan which amends, restates and renames the 1996 Plan ("2006 Incentive Plan"). All awards outstanding under the 1996 Plan remain outstanding under the 2006 Incentive Plan. The 2006 Incentive Plan retained the 8.0 million share authorization of the 1996 Plan and permits granting non-qualified stock options ("NSOs"), incentive stock options ("ISOs"), stock appreciation rights, restricted or unrestricted stock, deferred stock, other share-based awards, or cash awards to employees, officers and certain non-employees of the Company. Any award may be a performance-based award. Awards granted under the 2006 Incentive Plan have generally been to employees under non-qualified stock option agreements with the following provisions: exercise prices greater than or equal to the Company's closing stock price on the date of grant; vesting periods ranging from three years to four years; expiration 10 years from the date of grant; and optionees who terminate their service after vesting have a limited time to exercise their options (typically three to twelve months). In June 2008, the Company shareholders approved an amendment to the 2006 Incentive Plan to increase the common stock reserved for issuance under the plan to 11.4 million shares and allow non-employee directors to participate in the plan.

The Independent Director Stock Option Plan ("IDSOP") has 900,000 shares authorized and permits granting NSOs to independent directors of the Company. In June 2005, shareholders approved an amendment to the Director Option Plan, increasing the number of shares reserved for the plan by 400,000 to 900,000 shares. Under the IDSOP, upon initial election or appointment to the Board of Directors,

Directors received a fully vested option to purchase 15,000 shares of common stock and a second option to purchase 15,000 shares of common stock. Upon reelection to the Board, Directors received a subsequent option to purchase 15,000 shares of common stock. The second initial option grant and any reelection grant vested the earlier of one year from date of grant or the day before the next regularly scheduled annual shareholder meeting. Grants awarded under the IDSOP generally, had the following terms: exercise price equal to the Company's closing stock price on the date of grant, expiration 10 years from the date of grant, and vested grants remain exercisable until their expiration dates if a director leaves the Board. In June 2008, the Company shareholders approved an amendment to the 2006 Incentive Plan described above to allow non-employee directors to participate in the plan. Annual grants were made to independent directors from the IDSOP concurrent with each director's annual reelection in June 2008. The Company does not intend to issue additional options from the IDSOP.

Options Valuation Methodology and Assumptions

The Company uses the Black-Scholes option valuation model to determine the fair value of options granted and uses the closing price of its common stock as the fair market value of its stock on that date.

The Company considers historical stock price volatilities, volatilities of similar companies and other factors in determining its estimates of future volatilities.

The Company uses historical lives, including post-termination exercise behavior, publications, comparable company estimates, and other factors as the basis for estimating expected lives.

Risk free rates are based on the U.S. Treasury Yield Curve as published by the U.S. Treasury.

The following table summarizes the weighted-average valuation assumptions and weighted-average grant date fair value of options granted, excluding grants issued under the Company's tender offer which require an incremental valuation methodology and are disclosed above, during the periods shown below:

	Year Ended December 31,		
	2008	2007	2006
Assumptions (weighted average)			
Volatility	65%	68%	72%
Expected term (in years)	5.1	6.2	6.1
Risk-free rate	3.0%	5.0%	5.0%
Expected dividends	--	--	--
Pre-vest forfeiture rate	5.0%	5.0%	5.0%
Grant date fair value of options granted	$ 1.32	$ 2.67	$ 2.26

Options Activity and Positions

The following table summarizes activity and positions with respect to options for the year ended December 31, 2008:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	5,320,000	$ 11.09	6.8	$ 3,000
Granted *	4,280,000	2.99		
Exercised	(16,000)	2.77		
Forfeited or expired *	(3,873,000)	9.62		
Outstanding as of December 31, 2006	5,711,000	6.04	6.9	1,384,000
Granted	1,617,000	4.08		
Exercised	(84,000)	2.78		
Forfeited or expired	(1,790,000)	9.05		
Outstanding as of December 31, 2007	5,454,000	4.52	6.9	3,320,000
Granted	2,276,000	2.33		
Exercised	(143,000)	2.72		
Forfeited or expired	(590,000)	2.93		
Outstanding as of December 31, 2008	6,997,000	$ 3.98	7.2	$ 63,000
Vested and expected to vest as of December 31, 2008	6,745,000	$ 4.02	7.1	$ 59,000
Exercisable as of December 31, 2008	3,163,000	$ 5.12	6.1	$ 27,000

* Includes 2.2 million shares exchanged pursuant to stock option exchange disclosed above

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006 were $87,000, $163,000, and $5,000, respectively.

As of December 31, 2008, the Company's unamortized share-based compensation was $4.7 million. The Company plans to amortize this share-based compensation cost over the next 2.4 years.

In October 2008, the Company's Board of Directors approved the payment of one half of each independent director's annual retainer fee to be paid in the Company's common stock. The common stock was valued at intrinsic value on the date of grant. A total of $50,000 was expensed on the grant date. Each independent director received 7,092 shares of common stock.

In March 2008, the Company's Board of Directors approved the issuance of 125,000 nonvested equity shares of the Company's common stock to the executive employees under the terms and conditions of the 2006 Incentive Plan. The shares vest over a three year period from the date of grant. The nonvested equity shares were valued at intrinsic value on the date of grant and the share-based compensation expense will be amortized over the three year service period.

As of December 31, 2008, the Company's unamortized nonvested equity share-based compensation was $177,000. The Company plans to amortize this nonvested equity share-based compensation over the next 2.2 years.

Commitments and contingencies – Note 12

Agreements with the University of Washington ("UW")

In October 1993, the Company entered into a Research Agreement and an exclusive license agreement ("License Agreement") with the UW. The License Agreement grants the Company the rights to certain intellectual property, including the technology being subsequently developed under the Microvision research agreement ("Research Agreement"), whereby the Company has an exclusive, royalty-bearing license to make, use and sell or sublicense the licensed technology. In consideration for the license, the Company agreed to pay a one-time nonrefundable license issue fee of $5,134,000. Payments under the Research Agreement were credited to the license fee. In addition to the nonrefundable fee, which has been paid in full, the Company is required to pay certain ongoing royalties. Beginning in 2001, the Company is required to pay the UW a nonrefundable license maintenance fee of $10,000 per quarter, to be credited against royalties due.

Litigation

The Company has sued its former CEO and President Richard Rutkowski and his spouse to collect $1,733,000 in outstanding loans from the Company that were due in January 2007 and remain unpaid. Counterclaims were filed by Mr. Rutkowski and his spouse, seeking to recover damages in an amount in excess of $15,000,000. The Company believes these claims are without merit and intends to defend them vigorously. However, an adverse outcome could have a material adverse affect on its financial condition.

The Company is subject to other various claims and pending or threatened lawsuits in the normal course of business. The Company is not currently party to any such other legal proceedings that management believes would have a material adverse effect on the Company's financial position, results of operations or cash flows.

Lease commitments

The Company leases its office space and certain equipment under noncancelable capital and operating leases with initial or remaining terms in excess of one year.

The Company entered into a 90 month facility lease that commenced in February 2006. The lease includes extension and rent escalation provisions over the 90 month term of the lease. Rent expense will be recognized on a straight-line basis over the lease term.

Future minimum rental commitments under capital and operating leases for years ending December 31 are as follows:

	Capital leases	Operating leases
2009	$ 47,000	$ 844,000
2010	40,000	870,000
2011	8,000	904,000
2012	--	938,000
2013	--	564,000
Thereafter	--	--
Total minimum lease payments	95,000	$ 4,120,000
Less: Amount representing interest	(9,000)	
Present value of capital lease obligations	86,000	
Less: Current portion	(41,000)	
Long-term obligation at December 31, 2008	$ 45,000	

The capital leases are collateralized by the related assets financed and by security deposits held by the lessors under the lease agreements. The cost and accumulated depreciation of equipment under capital leases was $1,017,000 and $932,000, respectively, at December 31, 2008 and $1,017,000 and $886,000, respectively, at December 31, 2007.

Net rent expense was $861,000, $830,000, and $1,082,000 for 2008, 2007, and 2006, respectively. Sub-lease income of $0, $0, and $125,000 for 2008, 2007, and 2006, respectively, was included as a reduction in rent expense.

Long-term debt

During 2006, the Company entered into a loan agreement with the lessor of the Company's corporate headquarters in Redmond to finance $536,000 in tenant improvements. The loan carries a fixed interest rate of 9% per annum, is repayable over the initial term of the lease, which expires in 2013, and is secured by a letter of credit. The balance of the loan was $393,000 at December 31, 2008.

Adverse purchase commitments

The Company has periodically entered into noncancelable purchase contracts in order to ensure the availability of materials to support bar code scanner production. Management periodically assesses the need to provide for impairment on these purchase contracts and records a loss on purchase commitments when required. In December 2008, the Company recorded a loss of $119,000 to cost of product revenue as a result of commitments to purchase materials for the ROV scanner that were in excess of its estimated future proceeds from the sale of the ROV scanners. In December 2006, the Company recorded a loss of $310,000 to cost of product revenue as a result of commitments to purchase materials for the Flic scanner that are were excess of its estimated future proceeds from the sale of the Flic scanners.

Income taxes – Note 13

A provision for income taxes has not been recorded for 2008, 2007, and 2006 due to the valuation allowances placed against the net operating losses and deferred tax assets arising during such periods. A valuation allowance has been recorded for all deferred tax assets because based on the Company's history of losses since inception, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets.

At December 31, 2008, Microvision has net operating loss carry forwards of approximately $217.6 million, for federal income tax reporting purposes. In addition, Microvision has research and development tax credits of $4.3 million. The net operating loss carry forwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2009 to 2027 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of the Company's stockholders during any three-year period would result in limitations on the Company's ability to utilize its net operating loss carry-forwards. The Company has determined that such a change occurred during 1995 and the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change occurred in 1996; and the limitation for losses generated in 1996 is approximately $1,600,000.

Deferred tax assets are summarized as follows:

	December 31, 2008	December 31, 2007
Deferred tax assets, current		
Reserves	$ 1,990,000	$ 2,460,000
Other	996,000	712,000
Total gross deferred tax assets, current	2,986,000	3,172,000
Deferred tax assets, noncurrent		
Net operating loss carryforwards	74,605,000	68,658,000
R&D credit carryforwards	4,258,000	3,601,000
Depreciation/amortization deferred	15,665,000	10,848,000
Other	3,520,000	2,581,000
Total gross deferred tax assets, noncurrent	98,048,000	85,688,000
Deferred tax liabilities, noncurrent		
Convertible debt	(1,828,000)	(1,209,000)
Total gross deferred tax liabilities, noncurrent	(1,828,000)	(1,209,000)
Net deferred taxes before valuation allowance	99,206,000	87,651,000
Less: Valuation allowance	(99,206,000)	(87,651,000)
Deferred tax assets	$ --	$ --

The valuation allowance and the research and development credit carry forwards account for substantially all of the difference between the Company's effective income tax rate and the Federal statutory tax rate of 34%.

Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction when recognized is accounted for as a credit to shareholders' equity.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. The Company did not have any unrecognized tax benefits which would require an adjustment to the January 1, 2007 beginning balance of retained earnings. The Company did not have any unrecognized tax benefits at December 31, 2007 and at December 31, 2008.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2008 and 2007 the Company recognized no interest or penalties.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The tax years 2005-2007 generally remain open to examination by major taxing jurisdictions to which the Company is subject.

Retirement savings plan – Note 14

The Company has a retirement savings plan ("the Plan") that qualifies under Internal Revenue Code Section 401(k). The Plan covers all qualified employees. Contributions to the Plan by the Company are made at the discretion of the Board of Directors.

Under the Plan, the Company matches 50% of employee contributions to the Plan up to 6% of the employee's per pay period compensation. During 2008, 2007, and 2006, the Company contributed $365,000, $295,000, and $308,000, respectively, to the Plan under the matching program.

Segment Information – Note 15

Microvision operates as one segment. At January 31, 2006, Lumera was a significant unconsolidated equity investment of Microvision. For the one month period ended January 31, 2006, Lumera revenue was $168,000, gross profit was $82,000, loss from operations was $1,109,000 and net loss was $1,040,000.

Quarterly Financial Information (Unaudited) - Note 16

The following table presents the Company's unaudited quarterly financial information for the years ending December 31, 2008 and 2007:

	Year Ended December 31, 2008			
	December 31,	September 30,	June 30,	March 31,
Revenue	$ 1,525,000	$ 894,000	$ 1,622,000	$ 2,570,000
Gross Margin	287,000	285,000	719,000	1,469,000
Net loss available for common shareholders	(9,873,000)	(8,443,000)	(9,266,000)	(5,038,000)
Net loss per share basic and diluted	(0.15)	(0.13)	(0.16)	(0.09)

	Year Ended December 31, 2007			
	December 31,	September 30,	June 30,	March 31,
Revenue	$ 2,988,000	$ 2,599,000	$ 2,662,000	$ 2,235,000
Gross Margin	1,092,000	846,000	999,000	941,000
Net loss available for common shareholders	(6,022,000)	(4,718,000)	(2,155,000)	(6,892,000)
Net loss per share basic and diluted	(0.11)	(0.08)	(0.05)	(0.16)

Subsequent Events – Note 17

During January 2009, the Company terminated 9 employees or approximately 5% of its workforce. The Company expects to record expense of approximately $202,000 related to the severance agreements for these employees in the first quarter of 2009. The cost associated with the work force reduction will be accounted for in accordance with FAS 146—*Accounting for Costs Associated with Exit or Disposal Activities*, which requires that the liability for the costs associated with the exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred.

MICROVISION, INC.
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES SCHEDULE
(in thousands)

Description	Balance at beginning of fiscal period	Additions: Charges to costs and expenses	Additions: Charges to other accounts	Deductions	Balance at end of fiscal period
Year Ended December 31, 2006					
Allowance for receivables from related parties	$ 1,931	$ 542	$ --	$ --	$ 2,473
Tax valuation allowance	71,028	--	5,537	--	76,565
Year Ended December 31, 2007					
Allowance for receivables from related parties	2,473	23	--	--	2,496
Tax valuation allowance	76,565	--	11,086	--	87,651
Year Ended December 31, 2008					
Allowance for receivables from related parties	2,496	--	--	(645)	1,851
Tax valuation allowance	87,651	--	11,555	--	99,206

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants in accounting or financial disclosure matters during the Company's fiscal years ended December 31, 2008 and 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are developing miniature display and imaging engines based upon our technology platform. Our technology platform utilizes our expertise in two dimensional Micro-Electrical Mechanical systems (MEMS), lasers, optics and electronics to create a high quality video or still image from a small form factor device with lower power needs than conventional display technologies.

In 2006, we announced our strategy to develop and supply a proprietary display engine called PicoP to potential original equipment manufacturing (OEM) customers who will embed them into a variety of consumer and automotive products. The primary objective for consumer applications is to provide users of mobile devices with a large screen viewing experience produced by a small embedded projector. Mobile devices may include cell phones, PDA's, gaming consoles and other consumer electronics products. These potential products would allow users to watch movies, play videos, display images, and other data onto a variety of surfaces. The PicoP with some modification could be embedded into the dashboard of an automobile or an airplane or integrated into a portable aftermarket device to create a head-up display (HUD) that could project point-by-point navigation, critical operational, safety and other information important to the driver or pilot. The PicoP could be further modified to be embedded into a pair of glasses to provide the mobile user with a see-through or occluded personal display to view movies, play games or access other content.

We have incurred substantial losses since inception and expect to incur a substantial loss during the fiscal year ending December 31, 2009.

Key Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, contract losses, bad debts, investments and contingencies and litigation. We base our estimates on historical experience, terms of existing contracts, our evaluation of trends in the display and image capture industries, information provided by our current and prospective customers and strategic partners, information available from other outside sources, and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following key accounting policies require more significant judgments and estimates used in the preparation of its consolidated financial statements:

Revenue Recognition. We recognize contract revenue as work progresses on long-term, cost plus fixed fee, and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. Our revenue contracts generally include a statement of the work we are to complete and the total fee we will earn from the contract. When we begin work on the contract and at the end of each accounting period, we work with the members of our technical team to estimate the labor and material and other cost required to complete the statement of work compared to cost incurred to date. We use information provided by project mangers, vendors, outside consultants and others as we deem necessary to develop our cost estimates. Since our contracts generally require some level of technology development to complete, the actual cost required to complete a statement of work can vary from our estimated cost to complete. We have developed processes that allow us to make reasonable estimates of the cost to complete a contract. Historically, we have made only immaterial revisions in the estimates to complete the contract at each reporting period. Recognized revenues are subject to revisions as the contract progresses to completion and actual revenue and cost become certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known. In the future, revisions in these estimates could significantly impact recognized revenue in any one reporting period. If the U.S. government cancels a contract, we would receive payment for work performed and costs committed to prior to the cancellation.

Our product sales generally include acceptance provisions. We recognize revenue for product shipments upon acceptance of the product by the customer or expiration of the contractual acceptance period.

Losses on Uncompleted Contracts. We establish an allowance for estimated losses if a contract has an estimated cost to complete that is in excess of the remaining contract value. The entire estimated loss is recorded in the period in which the loss is first determined. We determine the estimated cost to complete a contract through a detailed review of the work to be completed, the resources available to complete the work and the technical difficulty of the remaining work. If the revised estimated cost to complete the contract is higher than the total contract revenue, the entire contract loss is recognized. The actual cost to complete a contract can vary significantly from the estimated cost, due to a variety of factors including availability of technical staff, availability of materials and technical difficulties that arise during a project. Most of our development contracts are cost plus fixed fee type contracts. Under these types of contracts, we are not required to spend more than the contract value to complete the contracted work.

Allowance for uncollectible receivables. We maintain allowances for uncollectible receivables, including accounts receivable, cost and estimated earnings in excess of billings on uncompleted contracts and receivables from related parties. We review several factors in determining the allowances including the customer's and related party's past payment history and financial condition. If the financial condition of our customers or the related parties with whom we have receivables were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Inventory. We value inventory at the lower of cost or market with cost determined on a weighted average cost basis. We review several factors in determining the market value of our inventory including evaluating the replacement cost of the raw materials and the net realizable value of the finished goods. If we do not achieve our targeted sales prices, if market conditions for our components or products were to decline or if we do not achieve our sales forecast, additional reductions in the carrying value of the inventory would be required.

Investments Available-For-Sale and Fair Value Measurements. We account for investment securities in accordance with the provisions of Statement of Financial Accounting Standards ("FAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("FAS 115") and FAS No. 157, *Fair Value Measurements* ("FAS 157"). FAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for investments in debt securities. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Adopting FAS 157 on January 1, 2008 for financial assets and liabilities did not have a material impact on our consolidated financial position, results of operations or cash flows.

FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in its principal or most advantageous market in an orderly transaction between market participants on the measurement date. FAS 157 establishes a three level fair value inputs hierarchy, and requires an entity to maximize the use of observable valuation inputs and minimize the use of unobservable inputs. We utilize market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques. The hierarchy is summarized below.

- Level 1 - Observable inputs such as quoted prices in active markets for identical assets or liabilities
- Level 2 - Observable inputs such as quoted prices for similar assets or liabilities in markets that are not sufficiently active to qualify as level 1 or, other observable inputs
- Level 3 - Unobservable inputs for which there is little or no market data, which requires us to develop our own assumptions, which are significant to the measurement of the fair values

Estimating valuation inputs and selecting and applying valuation methods may require significant judgments by management. Changes in the estimated inputs and valuation methods could result in materially different values, credits and charges presented in the consolidated financial statements.

The investments are stated at fair value and classified as cash and cash equivalents or current investment securities available-for-sale on the consolidated balance sheets with unrealized gains and losses included in the consolidated statements of comprehensive loss. We classify investment securities available-for-sale purchased with 90 days or less remaining until contractual maturity as cash equivalents on the balance sheet in "Cash and cash equivalents." Interest income, realized gains and losses, and other-than-temporary impairments are recognized in the period earned or incurred, and presented separately in the consolidated statements of operations. Changes in the fair values of derivatives are realized in the period of remeasurement and recorded in "Gain (loss) on derivative instruments, net" in the consolidated statements of operations. The cost of securities sold is based on the specific identification method.

Employee Share-Based Compensation. We issue share-based compensation to employees in the form of options exercisable into our common stock and restricted or unrestricted shares of our common stock. We account for employee share-based compensation under the guidance provided by Financial Accounting Standards Board ("FASB") Statement No. 123(R), *Share-Based Payment* ("FAS123(R)"). The value of equity shares is determined using the fair value method, which is based on the number of shares granted and the closing price of our common stock on the NASDAQ Global Market on the date of grant. The value of options is determined using the Black-Scholes option pricing model with estimates of option lives, stock price volatilities and interest rates, then expensed over the periods of service allowing for pre-vest forfeitures. This widely accepted method results in reasonable option values and interperiod expense allocation, and comparability across companies. Changes in the estimated inputs or using other option valuation methods could result in materially different option values and share-based compensation expense.

The key accounting policies described above are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for us to apply judgment or make estimates. There are also areas in which our judgment in selecting any available alternative would not produce a materially different result to our consolidated financial statements. Additional information about our accounting policies, and other disclosures required by generally accepted accounting principles, are set forth in the notes to our consolidated financial statements.

Inflation has not had a material impact on our revenues, or income from continuing operations over the three most recent fiscal years.

Results of Operations

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

Contract Revenue.

(in thousands)	2008	% of contract revenue	2007	% of contract revenue	$ change	% change
Government revenue	$ 2,237	45.9	$ 6,430	71.4	$ (4,193)	(65.2)
Commercial revenue	2,637	54.1	2,580	28.6	57	2.2
Total contract revenue	$ 4,874		$ 9,010		$ (4,136)	(45.9)

We earn contract revenue from performance on development contracts with the United States government and commercial customers. Our contract revenue in a particular period is dependent upon when we enter into a contract, the value of the contracts we have entered into, and the availability of technical resources to perform work on the contracts.

Contract revenue from government contracts was substantially lower during 2008 than in 2007 due to reduced contract activity and lower beginning backlog in 2008 compared to the previous year. We expect that we will have fewer opportunities to enter into new development contracts as we move closer to the commercialization of products based on our PicoP display engine.

As long as most of our revenue is earned from performance on development contracts, we believe there may be a high degree of variability in revenue from one period to another.

In December 2007, we entered into a $1 million contract with a commercial customer to develop prototype units based on our PicoP technology, for evaluation of future consumer electronics product applications. The development work under this contract was initiated and fully completed in 2008.

Our backlog of development contracts at December 31, 2008 was $714,000 in government contracts and $228,000 in commercial contracts compared to $2.0 million in government contracts and $1.8 million in commercial contracts at December 31, 2007. The decrease in backlog from 2007 is primarily attributed to completion of government and commercial development contracts in 2007 and early 2008. We plan to complete the entire contract backlog during 2009.

Product Revenue.

(in thousands)	2008	% of product revenue	2007	% of product revenue	$ change	% change
Bar code revenue	$ 1,737	100.0	$ 1,393	94.5	$ 344	24.7
Nomad revenue	0	0.0	81	5.5	(81)	(100.0)
Total product revenue	$ 1,737		$ 1,474		$ 263	17.8

Bar code revenue includes the sales of ROV and our discontinued Flic bar code scanners. The increase in bar code revenue for the year ended December 31, 2008 compared to the same period in 2007 was due to the increased sales of our ROV product line.

Our quarterly revenue may vary substantially due to the timing of product orders from customers, production constraints and raw material availability.

The backlog of product orders at December 31, 2008 was approximately $276,000, compared to $245,000 at December 31, 2007, all of which is scheduled for delivery during 2009.

Cost of Contract Revenue.

(in thousands)		2008	% of contract revenue		2007	% of contract revenue		$ change	% change
Cost of contract revenue	$	1,708	35.0	$	4,916	54.6	$	(3,208)	(65.3)

Cost of contract revenue includes both the direct and allocated indirect costs of performing on development contracts. Direct costs include labor, materials and other costs incurred directly in performing on a contract. Indirect costs include labor and other costs associated with operating our research and development department and building our technical capabilities and capacity. Cost of contract revenue is determined both by the level of direct costs incurred on development contracts and by the level of indirect costs incurred in operating and building our technical capabilities and capacity. Both the direct and indirect costs can fluctuate substantially from period to period.

The cost of contract revenue as a percentage of revenue was lower in 2008 than in 2007 as a result of negotiating better terms on contracts and from the sale of prototype units that have been previously expensed to internally funded programs.

The cost of revenue as a percentage of revenue can fluctuate significantly from period to period, depending on the contract cost mix and the levels of direct and indirect costs incurred. However, over longer periods of time we expect modest fluctuations in the cost of contract revenue, as a percentage of contract revenue.

Cost of Product Revenue.

(in thousands)		2008	% of product revenue		2007	% of product revenue		$ change	% change
Cost of product revenue	$	2,143	123.4	$	1,690	114.7	$	453	26.8

Cost of product revenue includes both the direct and allocated indirect costs of manufacturing products sold to customers. Direct costs include labor, materials and other costs incurred directly in the manufacture of these products. Indirect costs include labor and other costs associated with operating our manufacturing capabilities and capacity.

Our overhead, which includes the costs of procuring, inspecting and storing material, facility and depreciation costs, is allocated to inventory, cost of product revenue, cost of contract revenue, and research and development expense based on the proportion of direct material purchased for the respective activity. During 2008 and 2007, we expensed approximately $143,000 and $289,000, respectively, of manufacturing overhead associated with production capacity in excess of production requirements.

The increase in cost of product revenue for 2008 compared to 2007 was a result of increased revenue from the sales of ROV and the increase in inventory write-downs during the respective periods. In 2008, cost of product revenue included $475,000 of inventory write-downs compared to $84,000 for the same period in 2007.

The cost of product revenue as a percentage of product revenue can fluctuate significantly from period to period, depending on the product mix, the level of overhead expense and the volume of direct materials purchased.

Research and Development Expense.

(in thousands)	2008	2007	$ change	% change
Research and development	$ 22,575	$ 14,944	$ 7,631	51.1

Research and development expense consists of:

- Compensation related costs of employees and contractors engaged in internal research and product development activities,
- Laboratory operations, outsourced development and processing work, and
- Other operating expenses.

In addition, we allocate our research and development resources based on the business opportunity of the available projects, the skill mix of the resources available and the contractual commitments we have made to customers. In order to accelerate our time to market and because contract revenue was lower for the year ended December 31, 2008 compared to the same period in 2007, we directed more of our research and development work to internally funded projects compared to the same period last year. We have increased spending in research and development as part of our strategy to accelerate the time to market for products based on the PicoP. The increase in cost is primarily attributable to increases in payroll costs and contracted services.

We believe that a substantial level of continuing research and development expense will be required to develop additional commercial products using the light scanning technology. Accordingly, we anticipate our level of research and development spending will continue to be substantial.

Sales, Marketing, General and Administrative Expense.

(in thousands)	2008	2007	$ change	% change
Sales, marketing, general and administrative	$ 15,730	$ 15,779	$ (49)	(0.3)

Sales, marketing, general and administrative expense includes compensation and support costs for marketing, sales, management and administrative staff, and for other general and administrative costs, including legal and accounting services, consultants and other operating expenses.

We continue to aggressively manage these costs as part of our strategy to accelerate the development of PicoP-based products while controlling our cash used in operations.

Interest Income and Expense.

(in thousands)	2008	2007	$ change	% change
Interest income	$ 1,130	$ 1,358	$ (228)	(16.8)
(in thousands)	2008	2007	$ change	% change
Interest expense	$ 48	$ 513	$ (465)	(90.6)

The decrease in interest income in 2008 from 2007 results primarily from lower interest rates on our investment securities compared to 2007.

In March and December 2005, we issued convertible notes (the "Notes") with an aggregate principal amount of $20 million. The last payment on the Notes was made in March 2007, resulting in a decrease in interest expense for the year ended December 31, 2008 compared to the same period in 2007.

Impairment of investment securities, available-for-sale.

(in thousands)		2008		2007		$ change	% change
Impairment of investments, available-for-sale	$	(300)	$	0	$	(300)	n/a

At December 31, 2008, our marketable securities portfolio included $3.0 million par value AAA rated student loan auction-rate securities ("SLARS"). Based on the length of the historical duration of failed SLARS auctions and significant uncertainty of the prospective duration of inactivity and lack of liquidity in the SLARS market, we determined that the estimated fair values of the SLARS were less than par value and the impairments were other-than-temporary. We used a discounted cash flow model, with rates adjusted for liquidity, to determine the estimated fair values of the SLARS as of December 31, 2008. We recorded an "impairment of investment securities, available-for-sale" of $300,000 for the period ended December 31, 2008.

Gain (Loss) on Derivative Instruments, Net.

(in thousands)		2008		2007		$ change	% change
Gain (loss) on derivative instruments, net	$	2,196	$	(483)	$	2,679	(554.7)

We issued warrants to purchase 2,302,000 shares of common stock in connection with the issuance of the Notes. The warrants met the definition of derivative instruments that must be accounted for as liabilities under the provisions of Emerging Issues Task Force ("EITF") Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock* ("EITF 00-19"), because we cannot engage in certain corporate transactions affecting the common stock unless we made a cash payment to the holders of the warrants. In July 2008, warrants to purchase 750,000 shares of common stock expired unexercised. We record changes in the fair values of the warrants in the statement of operations each period. We valued the remaining warrants to purchase 1,552,000 shares of common stock at December 31, 2008 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 72%; expected dividend yield of 0%; risk free interest rates ranging from 0.6% to 0.8%; and contractual lives ranging from 1.2 years to 1.9 years. The change in value of the warrants of $2.3 million in 2008 was recorded as a non-operating gain and is included in "Gain (loss) on derivative instruments, net" in the consolidated statement of operations.

Prior to December 9, 2008 we held warrants to purchase 170,500 shares of Lumera common stock. On December 9, 2008, Lumera merged with GigOptix, LLC and the combined company will conduct business as GigOptix, Inc. Our Lumera warrants were exchanged for warrants to purchase shares of the new company's common stock, after applying a 0.125 exchange ratio and exercise price escalation. As of December 31, 2008, the fair value of the warrants was determined to be zero and the change in value of $130,000 in 2008 was recorded as a loss to "Gain (loss) on derivative instruments, net."

Gain on sale of investment in Lumera.
Gain on sale of securities of equity investment:

(in thousands)		2008		2007		$ change	% change
Gain on sale of investment in Lumera	$	0	$	6,606	$	(6,606)	(100.0)

During 2007, we sold 1,714,000 shares of Lumera common stock for gross proceeds of $8.7 million and we recorded a gain of $6.6 million.

As result of the merger discussed above, the 36,000 shares of Lumera common stock we held were exchanged for 5,000 shares of GigOptix common stock.

Income Taxes.

No provision for income taxes has been recorded because we have experienced net losses from inception through December 31, 2008. At December 31, 2008, we had net operating loss carry-forwards of approximately $217.6

million for federal income tax reporting purposes. In addition, we have research and development tax credits of $4.3 million. The net operating loss carry forwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2009 to 2027 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of our shareholders during any three-year period would result in a limitation on our ability to utilize a portion of our net operating loss carry-forwards. We have determined that such a change of ownership occurred during 1995 and that the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change of ownership occurred in 1996 and the annual limitation for losses generated in 1996 is approximately $1.6 million.

We adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. We did not have any unrecognized tax benefits which would require an adjustment to the January 1, 2007 beginning balance of retained earnings. We did not have any unrecognized tax benefits at December 31, 2007 or at December 31, 2008.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2008 and 2007, we recognized no interest and penalties.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Contract Revenue.

(in thousands)	2007	% of contract revenue	2006	% of contract revenue	$ change	% change
Government revenue	$ 6,430	71.4	$ 3,586	68.0	$ 2,844	79.3
Commercial revenue	2,580	28.6	1,689	32.0	891	52.8
Total contract revenue	$ 9,010		$ 5,275		$ 3,735	70.8

Contract revenue was higher during 2007 than in 2006, due to higher beginning government contract backlog and an increased level of activity on commercial contracts compared to the prior year.

In May 2007, we announced that we had entered into a $3.2 million contract with the U.S. Air Force to provide a lightweight, see-through, full-color eyewear display prototype to the government. The contract, which continued a development activity with the Air Force, specified the development, design, verification, testing, and delivery of a lightweight, see-through full-color wearable display for evaluation by several DOD project offices.

Our backlog of development contracts at December 31, 2007 was $2.0 million in government contracts and $1.8 million in commercial contracts compared to $5.2 million in government contracts and $1.6 million in commercial contracts at December 31, 2006.

Product Revenue.

(in thousands)	2007	% of product revenue	2006	% of product revenue	$ change	% change
Bar code revenue	$ 1,393	94.5	$ 1,589	89.9	$ (196)	(12.3)
Nomad revenue	81	5.5	179	10.1	(98)	(54.7)
Total product revenue	$ 1,474		$ 1,768		$ (294)	(16.6)

In May 2007, we announced the launch of ROV, our new bar code scanner product. We had planned to begin commercial shipments of ROV during the third quarter of 2007. During our Beta evaluation, we determined that ROV did not meet our quality standards and we delayed the launch of ROV production until we could correct the deficiencies. Commercial shipments of ROV began during the fourth quarter of 2007.

The decrease in bar code revenue in 2007 compared to 2006 was the result of the timing of the release of ROV. We believe that many of our customers were waiting for the availability of ROV before placing orders for our bar code scanning products.

The decrease in Nomad revenue was the result of our decision in June 2006 to no longer promote the Nomad product. The Nomad had not gained the commercial acceptance we had planned when it was introduced.

The backlog of product orders at December 31, 2007 was approximately $245,000, compared to $353,000 at December 31, 2006.

Cost of Contract Revenue.

(in thousands)	2007	% of contract revenue	2006	% of contract revenue	$ change	% change
Cost of contract revenue	$ 4,916	54.6	$ 3,398	64.4	$ 1,518	44.7

The cost of contract revenue as a percentage of revenue was lower in 2007 than in 2006 as a result of negotiating better terms on contracts entered into in late 2006 and early 2007. We target a gross margin for each contract of at least 40%; however, the gross margin can vary based on the technical challenges encountered in completing the contract.

Cost of Product Revenue.

(in thousands)	2007	% of product revenue	2006	% of product revenue	$ change	% change
Cost of product revenue	$ 1,690	114.7	$ 4,768	269.7	$ (3,078)	(64.6)

During 2007 and 2006, we expensed approximately $289,000 and $1,224,000, respectively, of manufacturing overhead associated with production capacity in excess of production requirements.

The decline in cost of product revenue as a percentage of product revenue for 2007 compared to 2006 is attributable to the following factors:

- The decision in June 2006 to no longer support the Nomad product line. During 2006, we recorded expenses of $1.2 million associated with the Nomad product line that were not repeated in 2007.
- Reduced direct cost and overhead on the Flic product line resulting in a savings of approximately 108% for the year ended December 31, 2007 compared to the same period in 2006.
- The absence of losses associated with noncancelable purchase contracts. In 2006, we recorded a loss of $310,000 to cost of product revenue as a result of commitments to purchase materials for the Flic scanner that were in excess of our estimated future proceeds from the sale of the Flic scanners.

Research and Development Expense.

(in thousands)	2007	2006	$ change	% change
Research and development	$ 14,944	$ 10,715	$ 4,229	39.5

The increase in research and development expense in 2007 compared to 2006 was the result of our increased spending as part of our strategy to accelerate the time to market for products based on the PicoP. The increase in cost was primarily attributable to increases in payroll costs and contracted services.

Sales, Marketing, General and Administrative Expense.

(in thousands)		2007		2006		$ change	% change
Sales, marketing, general and administrative	$	15,779	$	17,362	$	(1,583)	(9.1)

In early 2006, we announced our plan to reduce spending in sales, marketing, general and administrative expenses. The decrease in sales, marketing, general and administrative expense in 2007 compared to 2006 is the result of the cost reduction efforts.

Interest Income and Expense.

(in thousands)		2007		2006		$ change	% change
Interest income	$	1,358	$	719	$	639	88.9

(in thousands)		2007		2006		$ change	% change
Interest expense	$	513	$	5,753	$	(5,240)	(91.1)

The increase in interest income in 2007 from 2006 results from higher average cash and investment securities balances.

In March and December 2005, we issued convertible notes (the "Notes") with an aggregate principal amount of $20 million. The last payment on the Notes was made in March 2007, resulting in a decrease in interest expense for the year ended December 31, 2007 compared to the same period in 2006.

Gain (Loss) on Derivative Instruments, Net.
The following table shows the gain on derivative instruments, net:

(in thousands)		2007		2006		$ change	% change
Gain (loss) on derivative instruments, net	$	(483)	$	1,627	$	(2,110)	(129.7)

In connection with the issuance of the Notes in 2005, we concluded that the note holders' right to convert all or a portion of the Notes into our common stock is an embedded derivative instrument as defined by FAS 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"). We determine the value of the derivative features at each balance sheet date using the Black-Scholes option pricing model. We retired the Notes in March 2007 and decreased the value of the derivative feature to zero. The change in value of $68,000 from December 31, 2006 to the date of retirement of the Notes was recorded as a non-operating gain and is included in "Gain (loss) on derivative instruments, net" in the consolidated statement of operations.

We issued warrants to purchase 2,302,000 shares of common stock in connection with the issuance of the Notes. The warrants met the definition of derivative instruments that must be accounted for as liabilities under the provisions of EITF 00-19, because we cannot engage in certain corporate transactions affecting the common stock unless we made a cash payment to the holders of the warrants. We record changes in the fair values of the warrants in the statement of operations each period. We valued the warrants at December 31, 2007 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 67%, expected dividend yield of 0%, risk free interest rates ranging from 3.05% to 3.07%, and contractual lives ranging from 0.6 years to 2.9 years. The change in value of the warrants of $85,000 in 2007 was recorded as a non-operating loss and is included in "Gain (loss) on derivative instruments, net" in the consolidated statement of operations.

At December 31, 2007, we held warrants to purchase 170,500 shares of Lumera common stock. Changes in the fair value of the warrants are recorded in the statement of operations each period. As of December 31, 2007, the warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 83%, expected dividend yield of 0%, risk free interest rate of 3.11%, and contractual life of 3.2 years. As of December 31, 2007, the fair value of the warrants decreased to $130,000 and the change in value of $465,000 in 2007 was recorded as a loss to "Gain (loss) on derivative instruments, net."

Equity in losses of Lumera and Gain on sale of securities of equity investment.

Equity in losses of Lumera:

(in thousands)	2007	2006	$ change	% change
Equity in losses of Lumera	$ 0	$ (290)	$ 290	(100.0)

Gain on sale of securities of equity investment:

(in thousands)	2007	2006	$ change	% change
Gain on sale of investment in Lumera	$ 6,606	$ 8,738	$ (2,132)	(24.4)

In 2006, we sold 2.9 million shares of our Lumera common stock for $12.2 million. We recorded a "Gain on sale of investment in Lumera" of approximately $8.7 million. In January 2006, we recorded a charge of $290,000 for our proportion of Lumera net loss for the period preceding the change in accounting method which resulted from the reduction of our ownership in Lumera.

During 2007, we sold 1,714,000 shares of Lumera common stock for gross proceeds of $8.7 million and we recorded a gain of $6.6 million. As of December 31, 2007, we owned 36,000 shares of Lumera common stock.

Income Taxes.

At December 31, 2007, we had net operating loss carry-forwards of approximately $200.0 million for federal income tax reporting purposes. In addition, we had research and development tax credits of $3.6 million.

Inducement for Conversion of Preferred Stock.

(in thousands)	2007	2006	$ change	% change
Inducement for conversion of preferred stock	$ 0	$ (3,076)	$ 3,076	(100.0)

In September 2004, we raised $10.0 million before issuance costs of $90,000 from the sale of 10,000 shares of Series A Convertible Preferred Stock and a warrant to purchase 362,000 shares of common stock. The preferred stock terms included a dividend of 3.5% per annum, payable quarterly in cash or registered common stock, at our election, subject to certain conditions.

The net cash proceeds of $9,910,000 were allocated to the preferred stock and the warrant based on the relative fair values of the securities. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 75%, expected dividend yield of 0%, risk free interest rate of 3.4%, and contractual life of five years. Proceeds of $1.3 million were allocated to the warrant and recorded as an increase to additional paid-in capital.

Subsequent to the relative fair value allocation, the effective conversion price of the convertible preferred stock was less than the closing price of our common stock on the date of commitment to purchase the preferred stock, resulting in the recognition of a beneficial conversion feature in accordance with EITF No. 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments*. This beneficial conversion feature was measured at $1.2 million, which represents the difference between the fair value of the common stock and the effective conversion price. The beneficial conversion feature was recorded as additional paid-in capital and a deemed dividend to preferred stockholders. It was amortized using the effective interest method over the three year stated life of the preferred stock. During 2005, we recorded $280,000 in dividends on the preferred stock and $303,000 in amortization of the beneficial conversion feature of the preferred stock.

In May 2006, we entered into a Conversion Agreement with the holders of our preferred stock. As consideration for converting 5,000 preferred shares, we issued a total of 1,353,066 shares of our common stock, $.001 par value, of which 565,000 shares were issued as an inducement to convert ("Incentive Shares"). The value of the Incentive Shares of $2.0 million together with unamortized discounts of $0.6 million and fees of $0.1 million were recorded as "Inducement for conversion of preferred stock" in the consolidated statement of operations.

In connection with the conversion, we agreed to register the Incentive Shares and to a 45-trading-day price protection provision. We determined that the price protection feature of the Incentive Shares included an embedded derivative feature as defined by FAS 133. We estimated the initial value of the derivative feature at conversion to be $401,000 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 65%, dividend yield of 0%, risk free interest rate of 4.9%, and contractual life 0.3 years and recorded it as a non-operating expense included in "Inducement for conversion of preferred stock" in the consolidated statement of operations. The value of the price protection feature fluctuated with the value of our common stock and, to a lesser extent, with changes in valuation variables. In August 2006, the Company determined and recorded the final value and paid the liability of $1,074,000. The change in estimated fair value of the derivative feature of $673,000 was included as a non-operating expense in "Gain (loss) on Derivative instruments, net".

Liquidity and Capital Resources

We have incurred significant losses since inception. We have funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues and product sales. In July 2008, we received $26.0 million, before issuance costs, from the issuance of 11,172,000 shares of our common stock and warrants exercisable for 6,703,000 shares of our common stock at $3.60 per share. At December 31, 2008, we had $28.2 million in cash, cash equivalents, and investment securities, available-for-sale. Our cash, cash equivalents, and investment securities available-for-sale balance includes $2.7 million in auction rate securities ("ARS"). There is currently no established market for these ARS and if we were required to sell them in a short period of time we may receive less than our book value for them.

Our operating plan for 2009 includes the launch of our first accessory product, further development of the PicoP display engine for embedded applications and further development of automotive HUD and eyewear applications. In order to fully fund our product launch and our other development efforts, we will require additional capital in 2009. We plan to obtain additional cash through the issuance of equity or debt securities. There can be no assurance that additional cash will be available or that, if available, it will be available on terms acceptable to us on a timely basis. If adequate funds are not available in the next several months to fully implement our plan we will begin to reduce the scope of our business to extend our operations as we pursue other financing opportunities and business relationships. This reduction in scope could include delaying product launch and development projects resulting in reductions in staff, operating costs, capital expenditures and investment in research and development. With these adjustments to our operating plan, we believe we currently have sufficient cash, cash equivalents, and investment securities to fund operations through at least February 28, 2010.

Cash used in operating activities totaled $31.2 million during 2008, compared to $21.3 million during 2007. During 2008, the increased cash outlay was primarily driven by the acceleration of research and development activities on our PicoP and related technologies for planned PicoP and other product applications. The balance of the change was largely due to lower contract revenue in 2008 than in 2007.

We had the following material gains and charges, and changes in assets and liabilities during the year ended December 31, 2008.

- "*(Gain) loss on derivative instruments*" In connection with the issuances of our Notes in 2005, we issued warrants to purchase 2,302,000 shares of our common stock, which are accounted for as derivative security liabilities according to guidance in EITF 00-19. The value of the warrants fluctuates with our common stock price and the decreasing lives of the warrants as they approach expiration. The net decrease in our stock price during 2008 combined with decreasing terms to expiration resulted in a $2.3 million non-cash non-operating gain recorded in "(Gain) loss on derivative instruments, net" on the consolidated statements of operations and a non-cash adjustment in operating cash flows recorded to "(Gain) loss on derivative instruments" on the consolidated statements of cash flows. We record the fair values of the warrants in "Liability associated with common stock warrants" on the consolidated balance sheets. The valuation assumptions and method are detailed in the Results of Operations section above.

- *"Accounts receivable, net"* Our accounts receivable decreased by approximately $1.3 million from the end of 2007 due to lower contract revenue near the end of 2008.

- *"Billings in excess of costs and estimated earnings on uncompleted contracts"* We ended 2008 with $908,000 less than 2007. This was mostly a result of receiving a $500,000 advance cash payment from a customer in December 2007 for contract revenue work performed in January 2008. The balance of the decrease is associated with completing contracts in the third quarter of 2008 and lower contract revenue near the end of 2008.

- *"Inventory"* Ending inventory increased by $764,000 over 2007 as a result of the timing of our production schedule for ROV and lower than expected sales volumes. We value inventory at the lower of cost or market with cost determined on a weighted average cost basis. The following table shows the composition of the inventory at December 31, 2008 and 2007:

	December 31, 2008	December 31, 2007
Raw materials	$ 45,000	$ 122,000
Work in process	--	10,000
Finished goods	1,480,000	629,000
	$ 1,525,000	$ 761,000

Investing Activities

Cash provided by investing activities totaled $19.0 million in 2008 compared to cash used in investing activities of $14.2 million in 2007. We invested the proceeds from our July 2008 issuance of common stock and warrants of $26.0 million, before issuance fees, into money market accounts and short term investments. As a result, the purchases and sales of these investments appear in cash and cash equivalents changes instead of in investing activities on the consolidated statements of cash flows. Cash provided by investing activities in 2008 was generated from the net sales of investment securities to fund continuing operations which were purchased in 2007. The 2007 net purchases in investing activities of $22.3 million were made with proceeds from the call of our publicly traded warrants and sale of Lumera common stock.

Financing Activities

Cash provided by financing activities totaled $24.3 million in 2008, compared to $34.4 million in 2007, largely as a result of the relative sizes of our financing transactions completed in 2008 and 2007, coupled with cash payments totaling $1.4 million in 2007 to retire our Notes. The following is a list of our securities issuances during 2008, 2007 and 2006.

- In July 2008, we raised an aggregate of $26.0 million before issuance costs of approximately $2.0 million through a registered direct public offering of 11.2 million shares of our common stock and warrants to purchase 6.7 million shares of our common stock. The warrants have an exercise price of $3.60 per share, a five year term, and are not exercisable for one year from the date of issuance. The warrants are callable after one year from the date of issuance if the average closing bid price of our stock is over $7.20 for any 20 consecutive trading days. The warrants are listed on the NASDAQ Global Market under the ticker "MVISW."

- In June 2007, we called our publicly traded warrants issued as part of a 2006 mid-year financing transaction. The warrant holders had until July 6, 2007 to exercise their warrants or the warrants would expire. We received $34.1 million from the exercise of 12,855,000 warrants.

- In November 2006, we raised $7.9 million before issuance costs of $779,000 through an underwritten public offering of 3,318,000 shares of our common stock.

- In June and July 2006, we raised an aggregate of $27.1 million before issuance costs of $2.2 million through an underwritten public offering of 11.6 million shares of our common stock and warrants to purchase 12.4 million shares of our common stock. In connection with the offering, we also issued the underwriter a warrant to acquire 537,500 warrants, identical to those sold in the offering, at an exercise price of $0.16 per warrant. The underwriter exercised the warrants for warrants in connection with the call in June 2007.

The following is a list of scheduled payments we made in connection with our Notes during 2007 and 2006.

- During 2007:
  - cash payments of $1.4 million in principal and $28,000 in interest, and
  - issued 459,000 shares of our common stock in payment of $1.4 million in principal and $21,000 in interest.

- During 2006:
  - cash payments of $9.6 million in principal and $722,000 in interest, and
  - issued 1.4 million shares of our common stock in payment of $1.7 million in principal and $88,000 in interest.

We may also raise cash through future sales of our common or preferred stock, warrants, and issuance of debt securities or through other borrowings. Should expenses exceed the amounts budgeted in our current operating plan, we may require additional cash earlier than expected to further the development of our technology, for expenses associated with product development, and to respond to competitive pressures or to meet unanticipated development difficulties. Our operating plan also provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments. There can be no assurance that additional financing will be available to us or, if available, it will be available on acceptable terms on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements or planned revenues are not generated, we may be required to limit our operations substantially. This limitation of operations may include reductions in staff and discretionary costs, which may include non-contractual research costs. Our cash requirements will depend on many factors, including, but not limited to, the rate at which we can, directly or through arrangements with original equipment manufacturers, introduce products incorporating our technology and the market acceptance and competitive position of such products.

Future operating expenditures and capital requirements will depend on numerous factors, including the following:

- the progress of research and development programs,
- the progress in commercialization activities and arrangements,
- the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,
- competing technological and market developments, and
- our ability to establish cooperative development, joint venture and licensing arrangements.

In order to maintain our exclusive rights under our license agreement with the University of Washington, we are obligated to make royalty payments to the University of Washington with respect to the Virtual Retinal Display technology. If we are successful in establishing original equipment manufacturer co-development and joint venture arrangements, we expect our partners to fund certain non-recurring engineering costs for technology development and/or for product development. Nevertheless, we expect our cash requirements to remain high as we expand our activities and operations with the objective of commercializing our light scanning technology.

The following table lists our contractual obligations (in thousands):

	December 31,				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual Obligations:					
Open purchase obligations *	$ 3,991	$ 104	$ 74	$ --	$ 4,169
Minimum payments under capital leases	47	48	--	--	95
Minimum payments under operating leases	844	1,774	1,502	--	4,120
Minimum payments under long-term debt	103	206	172	--	481
Minimum payments under research, royalty and licensing agreements	735	1,733	1,733	-- †	4,201
Total	$ 5,720	$ 3,865	$ 3,481	$ --	$ 13,066

* Open purchase obligations represent commitments to purchase inventory, materials, capital equipment, maintenance agreements and other goods used in the normal operation of our business.

† License and royalty obligations continue through the lives of the underlying patents, which is currently through at least 2017.

New accounting pronouncements

In October 2008, the FASB released a FASB Staff Position, FSP FAS 157-3—*Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active*, to clarify the application of the provisions of FAS 157 in an inactive market. Implementing of this standard upon its issuance did not have a material impact on our consolidated financial position and results of operations.

In February 2008, the FASB released a FASB Staff Position, FSP FAS 157-2—*Effective Date of FASB Statement No. 157*, which delays the effective date of FAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008. We are currently assessing the financial impact of FSP FAS 157-2 on our financial statements.

In June 2007, the EITF reached a final consensus on EITF Issue No. 07-1, *Accounting for Collaborative Arrangements* ("EITF 07-1"). EITF 07-1 discusses how to determine whether an arrangement constitutes a collaborative arrangement, how costs incurred and revenue generated on sales to third parties should be reported by the participants, how an entity should characterize payments made between participants and what participants should disclose in the notes to the financial statements about a collaborative arrangement. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We are currently assessing the financial impact of EITF 07-1 on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Market Liquidity Risks

As of the end of 2008, 90% of our total cash, cash equivalents and investment securities available-for-sale have variable interest rates or are very short-term discount notes traded in active markets. Therefore, we believe our exposure to the market and interest rate risk is not material. The remaining 10% is composed of $3.0 million par student loan auction-rate securities ("SLARS"). Our SLARS are highly rated long-term bonds and are structured with variable interest rate resets to be determined via a Dutch Auction process every 28 days. However, beginning in February 2008 as global credit markets deteriorated significantly, each auction has failed rendering the SLARS temporarily illiquid through the auction process and adverse credit market conditions have resulted in inactive secondary ARS markets. Given the adverse credit market conditions, the fair value of the principal of these bonds has become affected by changes in interest rates, the spread between short and long rates, and credit market liquidity. As a result, in the quarter ended September 30, 2008, we estimated that the fair value of our SLARS was approximately $2.7 million and that the $300,000 adjustment was other than temporary. If market conditions worsen, we may have to further adjust the estimated fair value of the SLARS, including additional charges to earnings if we believe the adjustment is other than temporary. In the event we need access to the funds invested in the SLARS, we could be required to sell these securities at an amount below our original purchase value. Any of these events could affect our consolidated financial condition, results of operations and cash flows. However, based on our current operating plan and ability to access our $25.5 million held in cash and cash equivalents and other highly liquid investments held as of December 31, 2008, we do not expect to be required to sell these securities materially below their current estimated value.

Our investment policy generally directs that the investment managers should select investments to achieve the following goals: principal preservation, adequate liquidity and return. As of December 31, 2008, our cash and cash equivalents and investments available-for-sale securities portfolio are comprised of short-term highly rated money market funds and commercial paper, and the SLARS.

The values of cash equivalents and investment securities, available-for-sale by maturity date as of December 31, 2008, are as follows:

	Amount	Percent
Cash and cash equivalents	$ 16,173,000	57.3 %
Less than one year	9,365,000	33.1
One to two years	--	--
Greater than five years	2,700,000	9.6
	$ 28,238,000	100.0 %

Foreign Exchange Rate Risk

All of our development contract payments are made in U.S. dollars. However, in the future we may enter into additional development contracts in foreign currencies that may subject us to foreign exchange rate risk. We intend to enter into foreign currency hedges to offset material exposure to currency fluctuations when we can adequately determine the timing and amounts of the foreign currency exposure.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The NASDAQ Global Market under the symbol "MVIS." As of July 20, 2009, there were approximately 372 holders of record of 76,163,000 shares of common stock outstanding. We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings to fund the operations of our business and do not anticipate paying dividends on the common stock in the foreseeable future.

Our common stock began trading publicly on August 27, 1996. The quarterly high and low sales prices of the Company's common stock for each full quarterly period in the last two fiscal years and the year to date as reported by The NASDAQ Global Market are as follows:

	Common Stock	
Quarter Ended	**HIGH**	**LOW**
2007		
March 31, 2007	$ 4.08	$ 2.98
June 30, 2007	5.90	3.62
September 30, 2007	6.08	4.40
December 31, 2007	4.75	3.83
2008		
March 31, 2008	$ 4.65	$ 1.82
June 30, 2008	4.05	2.35
September 30, 2008	3.16	1.85
December 31, 2008	2.20	1.06
2009		
March 31, 2009	$ 2.20	$ .77
June 30, 2009	3.30	1.20
July 1, 2009 to July 20, 2009	3.22	2.70

Stock Performance Graph

Comparison of 5-year cumulative total return among Microvision, Inc., NASDAQ® Market Index, and Peer Group Index

The following graph compares the cumulative total shareholder return on an initial $100 investment in the Company's common stock for the five fiscal years ended December 31, 2008, to two indices: The NASDAQ Market Index and an index of peer companies selected by the Company (Peer Group). The companies in the Peer Group are Kopin Corporation, Planar Systems, Inc. and Universal Display Corp. The graph and table assume that $100 was invested on December 31, 2003, in the Company's common stock, the NASDAQ Market Index, and the Peer Group and that all dividends were reinvested. The past performance of the Company's common stock is not an indication of future performance. We cannot assure you that the price of the Company's common stock will appreciate at any particular rate or at all in future years.

Assumes $100 invested on Jan. 1, 2004;
Assumes dividend reinvested;
Fiscal year ending Dec. 31, 2008


$ 150
125
100
75
50
25

Fiscal year ending	2003	2004	2005	2006	2007	2008
——— **Microvision, Inc.**	**100.00**	**91.86**	**47.24**	**41.86**	**51.18**	**22.05**
- - - - - Peer Group Index	100.00	56.43	64.95	65.22	70.45	32.89
• • • • • • • NASDAQ Market Index	100.00	108.41	110.79	122.16	134.29	79.25

Corporate Information

Board of Directors	Richard A. Cowell	Principal, Booz Allen Hamilton, Inc.
	Slade Gorton	Of Counsel, K&L Gates, LLP; Former U.S. Senator
	Jeanette Horan	Vice President, Enterprise Business Transformation, IBM
	Marc Onetto*	Senior Vice President, Worldwide Operations, Amazon.com
	Alexander Y. Tokman	President and Chief Executive Officer, Microvision, Inc.
	Brian Turner	Former Chief Financial Officer, Coinstar, Inc.
Executive Officers	Alexander Y. Tokman	President and Chief Executive Officer
	Ian D. Brown	Vice President, Sales and Marketing
	Sridhar Madhavan	Vice President, Engineering
	Thomas M. Walker	Vice President, General Counsel and Secretary
	Jeff T. Wilson	Chief Financial Officer

Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane, New York, NY 10038 Shareholder Services P 800.937.5449

Stock Listing

Microvision, Inc. common stock is traded on the NASDAQ® Stock Market under the symbol MVIS.

Investor Inquiries

Microvision, Inc.
Attn: Investor Relations, 6222 185th Ave NE, Redmond, WA 98052 P 425.936.6847 E ir@microvision.com

Corporate Counsel

Ropes & Gray LLP
One International Place, Boston, MA 02110

Independent Accountants

PricewaterhouseCoopers LLP

Forward–Looking Statements

Statements contained in this annual report that relate to future plans, events or performance and potential applications of our technology, including projections of revenues and results, timing of product releases, plans for product development, sales, customers and channel partners, performance under contracts, signing of contracts, future operations and shipping of products, as well as statements containing words like "expect," "believe," "anticipate," "targeting," "planning," "intending," "will," "poised," and other similar expressions, are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in the Company's forward-looking statements include the following: market acceptance of and the current developmental stage of our technologies and products; our financial and technical resources relative to those of our competitors; our ability to obtain financing; our history of negative cash flows and current expectation of additional losses; our lack of manufacturing experience and ongoing capital requirements; our dependence on key personnel; our ability to keep up with rapid technological change; changes in display technologies; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches; the ability to achieve key technical milestones in key products; dependency on advances by third parties in certain technology used by us and other risk factors identified from time to time in the Company's SEC Filings, it's Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Reports on Form 10-Q. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

*Not standing for re-election at 2009 Annual Shareholder Meeting.

DESIGN GRAPHICA, SEATTLE

MICROVISION

www.microvision.com

Microvision, Inc. 6222 185th Ave NE, Redmond, WA 98052 USA Tel 425.936.MVIS (6847) Fax 425.882.6600